Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

ON Semiconductor Benelux B.V.,

Alpine Acquisition Sub,

Aptina, Inc.

and

Fortis Advisors LLC,

as Equityholder Representative

Dated as of June 9, 2014

i

TABLE OF CONTENTS (continued)

TABLE OF CONTENTS (continued)

TABLE OF ANNEXES

Annex A	Definitions

TABLE OF EXHIBITS

Exhibit A	Form of Plan of Merger

Exhibit B	Form of Amended and Restated Memorandum and Articles of Association of the Surviving Company

v

TABLE OF SCHEDULES

Schedule A	Form of Micron Waiver

Schedule B	Shareholders

Schedule C	Form of Resolutions

Schedule 4.2	Conduct of Business of the Company

Schedule 4.3(b)	Antitrust Jurisdictions

Schedule 4.16	Stock Plans and Agreements

Schedule 5.1(b)	HSR Act

Schedule 5.1(g)	Other Actions

Schedule 6.2(b)(i)(A)	Specified Matter

Schedule D	Accounting Practices and Procedures

Schedule E	Cash Adjustments

Schedule F	Knowledge Parties

Schedule G	Transaction Expenses

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 9, 2014 (this “Agreement”), among ON Semiconductor Benelux B.V., a private company with limited liability incorporated and validly existing under the laws of the Netherlands (“Purchaser”), Alpine Acquisition Sub, a Cayman Islands exempted company limited by shares (“Merger Sub”), Aptina, Inc., a Cayman Islands exempted company limited by shares (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as representative of the Indemnifying Holders (the “Equityholder Representative”). Capitalized terms used in this Agreement but not otherwise defined shall have the meanings set forth in Annex A to this Agreement.

RECITALS

A. The boards of directors of each of the Company, Purchaser and Merger Sub have (i) determined that the merger of Merger Sub with and into the Company (the “Merger”) would be advisable and fair to, and in the best interests of, their respective shareholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the Cayman Islands Companies Law (the “CICL”) and the Dutch Corporate Law, as applicable.

B. Micron Technology, Inc. (“Micron”) and its “Permitted Transferees” (as defined in the Amended and Restated Articles of Association of the Company), if any, have executed a waiver, in substantially the form attached as Schedule A, of the “Right of First Offer on Change of Control of the Company” and all related provisions, as described in the Amended and Restated Articles of Association of the Company.

C. As consideration for the Merger and subject to the terms and conditions set forth in this Agreement, Purchaser will pay to the Shareholders, Optionholders and the RSU holder an aggregate of $400,000,000 (the “Purchase Price”), subject to adjustment as may be set forth in this Agreement for all Ordinary Shares, Preferred Shares, Options and RSUs.

D. A portion of the Merger Consideration shall be placed in escrow by Purchaser (the “Escrow Fund”) pursuant to Section 1.12 (Escrow) hereof and governed by the terms of this Agreement and the Escrow Agreement to be executed and delivered at the Closing.

E. Immediately after the execution and delivery of this Agreement, the Company shall (i) call an extraordinary general meeting of all Shareholders listed in Schedule B for the purpose of considering and if thought fit, or (ii) solicit a unanimous written resolution of all Shareholders listed in Schedule B for the purpose of, adopting this Agreement and approving the consummation of the transactions contemplated hereby, including the Merger, pursuant to resolutions in substantially the form attached as Schedule C (the “Resolutions”).

F. For U.S. federal income tax purposes, the parties hereto intend to disregard the transitory existence of Merger Sub and treat the Merger as Purchaser’s taxable acquisition of all of the outstanding equity interests of the Company.

In consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with the CICL, Merger Sub shall be merged with and into the Company pursuant to which (a) the separate corporate existence of Merger Sub shall cease, (b) the Company shall be the surviving company in the Merger (the “Surviving Company”) and shall continue its corporate existence under the laws of the Cayman Islands as a wholly-owned Subsidiary of Purchaser, (c) all of the rights and property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall immediately vest in the Surviving Company, and (d) the Surviving Company shall be liable for, and subject to, in the same manner as the Company and Merger Sub, all mortgages, charges or security interests, and all contracts, obligations, claims, debts, and liabilities of each of the Company and Merger Sub.

Section 1.2 Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California, as soon as reasonably practicable, but in no event later than two (2) Business Days after satisfaction or, to the extent permitted by Applicable Law, waiver of all conditions to the obligations of the parties set forth in Article 5 (Conditions to Closing) (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date), or at such other place or on such other date as the parties may mutually agree in writing. The day on which the Closing takes place is referred to as the “Closing Date.”

(b) As soon as practicable on the Closing Date, the parties shall cause a plan of merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”), signed by a duly authorized director of each of the Company and Merger Sub, and each certificate, declaration and undertaking required under Section 233 of the CICL to be filed with the Cayman Islands Registrar of Companies. The Merger shall become effective upon the filing of the Plan of Merger with the Cayman Islands Registrar of Companies or at such other time as the parties shall agree and as shall be specified in the Plan of Merger. The date and time when the Merger shall become effective is herein referred to as the “Effective Time.”

Section 1.3 Effects of the Merger. The Merger shall have the effects as set forth herein and in the applicable provisions of the CICL.

Section 1.4 Memorandum and Articles of Association. From and after the Effective Time, the memorandum and articles of association of the Surviving Company shall be amended and restated to conform to the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, in the form attached as Exhibit B until amended in accordance with the provisions thereof and Applicable Law.

Section 1.5 Directors; Officers. From and after the Effective Time, (a) the directors of Merger Sub serving immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (b) the officers of Merger Sub serving immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.6 Payment of Dividend on Series B Preferred Shares. Immediately prior to the Effective Time, all accrued but unpaid dividends on the Series B preferred shares, par value $0.25 per share, of the Company (the “Series B Preferred Shares”) issued and outstanding as of such time shall be paid in kind to the holders thereof in accordance with the terms of the Amended and Restated Articles of Association of the Company.

Section 1.7 Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any further action on the part of Purchaser, Merger Sub, the Company or any holder of any Ordinary Shares or Preferred Shares (collectively, the “Shares”) or any shares in the capital of Merger Sub:

(a) each Share issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be cancelled in exchange for the right to receive (i) an amount in cash equal to the Closing Date Per Share Merger Consideration in respect of such Share without interest pursuant this Agreement, at the respective times and subject to the contingencies specified herein and (ii) the amount of Cash held by the Company immediately prior to the Effective Time and distributed with respect to each Share in accordance with Section 4.19;

(b) each ordinary share of the Company, par value $0.25 per share, or preferred share of the Company, par value $0.25 per share, that is held in the treasury of the Company or owned by the Company or any of its wholly owned Subsidiaries immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor; and

(c) each ordinary share, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid ordinary share, par value $1.00 per share, of the Surviving Company.

Section 1.8 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, each Share outstanding immediately prior to the Effective Time and held by a Shareholder who has properly and validly exercised such Shareholder’s right to dissent, pursuant to Section 238 of the CICL, to the Merger (a “Dissenting Share”), shall be cancelled in exchange for the right to receive only the payment of the fair value of such Dissenting Shares in accordance with Section 238 of the CICL, unless and until such Shareholder fails to perfect or withdraws or otherwise loses his right to dissent under the CICL at which time such Shares shall cease to be Dissenting Shares and shall be deemed to have been cancelled at the Effective Time in consideration for the right to receive the Closing Date Per Share Merger Consideration (in accordance with Section 1.7(a) (Effect on Share Capital)) without interest.

(b) If, after the Effective Time, any such Shareholder fails to perfect or withdraws or otherwise loses his right to dissent, each Dissenting Share shall thereupon be treated as if it had been cancelled as of the Effective Time in exchange for the right to receive the Closing Date Per Share Merger Consideration, if any, to which such Shareholder is entitled, without interest. The Company shall give Purchaser (i) prompt notice of any dissent notices received by the Company in respect of the Merger, attempted written withdrawals of such dissent notices, and any other instruments served pursuant to the CICL and received by the Company relating to shareholders’ rights to dissent with respect to the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of such dissent rights under the CICL. The Company shall not, except with the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for payment of fair value for shares of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(c) Each of Purchaser, Merger Sub and the Company agrees that the Merger Consideration, subject to adjustment as may be set forth in this Agreement, represents the fair value of the shares of the Company for the purposes of Section 238(8) of the CICL.

Section 1.9 Options and Restricted Stock Units.

(a) Purchaser shall not assume or otherwise replace any Options in connection with the transactions contemplated hereby. With respect to Options, other than Unvested Performance-Based Options, upon the terms and subject to the conditions set forth in this Agreement, at the Closing, by virtue of the transactions contemplated hereby and without any action on the part of Purchaser, Merger Sub, the Company or the Optionholders, each Option, other than an Unvested Performance-Based Option, that is outstanding and unexercised immediately prior to the Closing shall be cancelled, extinguished and automatically converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the aggregate number of Ordinary Shares subject to such Option immediately prior to the Closing by (ii) the excess, if any, of the Closing Date Per Share Merger Consideration over the exercise price per share of such Option (the “Option Consideration”) (it being understood and agreed that such exercise price shall not actually be paid to the Company by the holder of an Option and further understood and agreed that with respect to each Option for which the exercise price equals or exceeds the Closing Date Per Share Merger Consideration, such Option shall be cancelled and extinguished without consideration). The aggregate amount of the Option Consideration payable with respect to the Options is referred to herein as the “Option Payoff Amount”. Following the Closing, the Surviving Company shall pay to the applicable Optionholders the Option Consideration less applicable taxes required to be withheld with respect to such payments. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(b) With respect to Options that are subject to a performance-based vesting schedule, prior to the Closing, the Board shall take all necessary and appropriate actions, as required by Section 4.3.2 of the Company Option Plan and the applicable provisions of the option agreements entered into with respect to such Options, to determine the extent to which the applicable performance conditions will not be satisfied prior to or in connection with the transactions contemplated hereby and the portion of the Option that will thereby immediately terminate (such portion referred to as an “Unvested Performance-Based Option”). At the Closing, each Unvested Performance-Based Option shall be cancelled and shall be of no further force or effect, and the holder thereof shall not be entitled to any cash payment, options to purchase shares of common stock of Purchaser or other consideration in respect thereof.

(c) Purchaser shall not assume or otherwise replace any RSUs in connection with the transactions contemplated hereby. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, by virtue of the transactions contemplated hereby and without any action on the part of Purchaser, Merger Sub, the Company or the RSU holder, the RSUs that are outstanding immediately prior to the Closing shall be cancelled, extinguished and automatically converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the aggregate number of Ordinary Shares subject to such RSUs immediately prior to the Closing by (ii) the Closing Date Per Share Merger Consideration (the “RSU Consideration”). Following the Closing, the Surviving Company shall pay to the RSU holder the RSU Consideration less applicable taxes required to be withheld with respect to such payments. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(d) The Company shall, promptly after the date hereof and prior to the Closing, use its reasonable best efforts to take or cause to be taken all actions (including adopting all resolutions,

providing any notices and procuring any consents, after obtaining Purchaser’s review and approval of the forms thereof) that are required under the Company Option Plan, Applicable Law or the applicable award agreements, or are otherwise reasonably necessary or appropriate, to effect the treatment of Options and RSUs contemplated by this Section 1.9. Any notices, consents or other communications to holders of Options or RSUs will be subject to the review and approval of Purchaser, which shall not be unreasonably withheld, conditioned or delayed.

Section 1.10 Payment for Shares.

(a) At least ten (10) Business Days prior to the Effective Time, Purchaser shall designate a bank or trust company to act as paying agent in connection with the Merger (the “Paying Agent”) pursuant to a paying agent agreement reasonably acceptable to the Company (the “Paying Agent Agreement”), providing for, among other things, the matters set forth in Section 1.10. Subject to Section 6.3 (Manner of Indemnification; Escrow), on the Closing Date, immediately following the Closing, Purchaser shall, or shall cause the Surviving Company to, transfer to the Paying Agent for exchange in accordance with this Article 1 the consideration to which the Shareholders shall be entitled at the Effective Time in exchange for the Shares pursuant to Section 1.7 (Effect on Share Capital) and calculated in accordance with Section 1.11(a) (Merger Consideration).

(b) As promptly as practicable following the Closing Date, the Surviving Company shall update its register of members maintained pursuant to Section 40 of the CICL (the “Register of Members”) and, to the extent not previously completed and submitted, shall cause the Paying Agent to mail or distribute electronically (or cause to be mailed or distributed electronically) to each holder of record of (i) a certificate or certificates that, immediately prior to the Effective Time, evidenced outstanding Shares (the “Certificates”) or (ii) Shares represented by book-entry only (the “Book-Entry Shares”) and in each case whose Shares were cancelled in exchange for the right to receive the consideration described in Section 1.7 (Effect on Share Capital), (A) a letter of transmittal in a customary form reasonably acceptable to Purchaser and the Company (the “Letter of Transmittal”) and (B) instructions for use in effecting the surrender of the Certificates, or, in the case of Book-Entry Shares, in accordance with the procedures set forth in the Letter of Transmittal, in exchange for payment therefor. Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Paying Agent or such other agent or agents as may be appointed by Purchaser, together with a duly executed Letter of Transmittal, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Purchaser shall cause the Paying Agent to pay to the holder of such Certificate or Book-Entry Share (as promptly as practicable) an amount in cash equal to (A) the Closing Date Per Share Merger Consideration (after taking into account deductions for the proportionate portions of the Escrow Amount pursuant to Section 1.12 (Escrow)), multiplied by (B) the number of Shares formerly represented by such Certificate or such Book-Entry Share, without interest, and such Certificate or such Book-Entry Share shall, upon such surrender, be cancelled. The parties acknowledge and agree that it is the expectation that the Company’s controlling Shareholders will complete and submit Certificates and Letters of Transmittal prior to the Closing Date so as to enable such Shareholders to receive payment from the Paying Agent on the Closing Date. If payment in respect of any Certificate is to be made to a Person other than the Person in whose name such Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer, that the signatures on such Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall have established to the satisfaction of Purchaser and the Paying Agent that any transfer and other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate have been paid or are not applicable. Until surrendered in accordance with the provisions of this Section 1.10, any Certificate or Book-Entry Share (other than Certificates or Book-Entry Shares representing Dissenting Shares) shall be deemed, at any time after the Effective Time, to represent only the right to receive the portion of the Merger Consideration payable with respect thereto, in cash, without interest, as contemplated herein.

(c) The Company shall procure that after the Effective Time and registering the transfers of Shares contemplated by the Transactions, the Register of Members of the Company shall be closed for transfers for a period of ninety (90) days (the “Closure Period”) and during such Closure Period there shall be no further registration of transfers of any Shares on the Register of Members. If, after the Effective Time, a Certificate is presented to the Surviving Company, it shall be cancelled and exchanged as set forth in this Section 1.10.

(d) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof, the Surviving Company shall pay or cause to be paid in exchange for such lost, stolen or destroyed Certificate the relevant portion of the Merger Consideration payable in respect thereof pursuant to Section 1.10(b) above for the Shares represented thereby, provided, however, that the Surviving Company or the Paying Agent may, in their discretion, require the delivery of an indemnity from the holder of any such lost, stolen or destroyed Certificate that is satisfactory to Purchaser.

(e) Any cash paid upon conversion of the Shares in accordance with the terms of this Article shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to be Shareholders of the Company and to have any rights with respect to Shares represented thereby, except as otherwise set forth herein or by Applicable Law.

(f) Promptly following the date that is six (6) months after the Effective Time, Purchaser shall be entitled to require the Paying Agent to deliver to it any funds (including any interest or other income received with respect thereto) that had been made available to the Paying Agent and that have not been disbursed to holders of Shares, and thereafter such holders shall be entitled to look to Purchaser only as general creditors thereof with respect to any portion of the Merger Consideration payable upon due surrender of their respective Certificates or Book-Entry Shares, without interest. Notwithstanding anything to the contrary in this Section 1.10, to the fullest extent permitted by Law, none of the Paying Agent, Purchaser or the Surviving Company shall be liable to any holder of a Certificate or Book-Entry Share for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 1.11 Merger Consideration; Certified Closing Report.

(a) Subject to adjustment in accordance with Section 1.13 (Post-Closing Adjustment), the aggregate consideration payable by Purchaser in respect of all of the Shares, Options and RSUs pursuant to this Article shall be an amount equal to: the Purchase Price, plus (i) the amount (if any) by which Estimated Net Cash is greater than zero, minus (ii) the amount (if any) by which Estimated Net Cash is less than zero, plus (iii) the amount (if any) by which the Estimated Net Working Capital is greater than the Target Net Working Capital (the “Estimated Net Working Capital Excess”), minus (iv) the amount (if any) by which Estimated Net Working Capital is less than the Target Net Working Capital (the “Estimated Net Working Capital Shortfall”), minus (v) the Micron Price, solely in the event that the Micron Acquisition is not consummated prior to the Closing, calculated as if such Micron Acquisition had occurred on the Closing Date, minus (vi) the Estimated Transaction Expenses, plus (vii) the Aggregate Exercise Price (the “Merger Consideration”); provided that for purposes of clauses (iii) and (iv) above, no increase shall be made to the Merger Consideration for Estimated Net Working Capital Excess unless the amount of the Estimated Net Working Capital Excess (if any) exceeds the Threshold Amount, and no decrease shall be made to the Merger Consideration for Estimated Net Working Capital Shortfall unless the amount of the Estimated Net Working Capital Shortfall (if any) exceeds the Threshold Amount.

(b) The Company shall prepare in good faith and deliver to Purchaser five (5) Business Days prior to the Closing Date a report in a form reasonably acceptable to the Company and Purchaser (the “Certified Closing Report”), certified by the Vice President and Controller of the Company, including: (i) an unaudited consolidated balance sheet as of the Closing Date of the Company and its Subsidiaries prepared in accordance with the Accounting Practices and Procedures (the “Estimated Balance Sheet”) and setting forth the Company’s calculation of Net Working Capital prepared in accordance with the Accounting Practices and Procedures (“Estimated Net Working Capital”), (ii) a statement of the Company’s Indebtedness as of the Closing and the Company’s calculation of Net Cash as of the Closing (“Estimated Net Cash”), (iii) a Transaction Expenses Schedule identifying all Transaction Expenses unpaid as of the Closing (“Estimated Transaction Expenses”), (iv) a statement of the calculation of the Merger Consideration, (v) a statement of the calculation of the Closing Date Per Share Merger Consideration and a list of each Shareholder, including each such Shareholder’s name, address (and email address to the extent available) and the number of Shares held by such Shareholder, in each case, as of the date of the Certified Closing Report, and (vi) a statement of the calculation of the Option Consideration and the RSU Consideration and (vii) reasonably detailed supporting calculations with respect to each of the foregoing.

(c) On the day preceding the Closing Date, the Company shall conduct a physical count of all Inventory of the Company and each of its Subsidiaries, whether on hand, in transit or at any third party location, after the close of business on such day, and shall prepare in good faith and deliver to Purchaser the Company’s calculation of Inventory as of the day preceding the Closing Date (including a worksheet setting forth in reasonable detail how such Inventory was calculated) no later than five (5) days following the Closing Date (the “Closing Inventory”). The Company and Purchaser shall mutually agree in advance on a plan for the physical count of the Inventory, and Purchaser or Representatives of Purchaser shall be entitled to observe the physical count of the Inventory pursuant to such plan. For purposes of determining the Closing Inventory pursuant to this Section 1.11, the Inventory shall be valued in accordance with the methodology used by the Company in the preparation of the Financial Statements.

Section 1.12 Escrow; Expense Fund. At the Effective Time and notwithstanding the terms of Section 1.11 (Merger Consideration; Certified Closing Report), Purchaser shall withhold from the Merger Consideration payable (a) to the holders of Shares pursuant to Section 1.7(a) and (b) (Effect on Share Capital) to the holders of Options and RSUs pursuant to Section 1.9 (Options and Restricted Stock Units), and deliver to the Escrow Agent the Escrow Amount and deliver to the Equityholder Representative the Expense Fund, which shall be used to pay the fees, costs and expenses of the Equityholder Representative in accordance with Section 6.4 (Equityholder Representative). The pro rata amount included in the Escrow Amount with respect to any holder of Shares, Options or RSUs, as applicable, shall be based upon the aggregate amount of the Merger Consideration that each such holder of Shares is entitled to receive pursuant to Section 1.7 (Effect on Share Capital) and each holder of Options or RSUs is entitled to receive pursuant to Section 1.9 (Options and Restricted Stock Units) (such pro rata amount, the “Proportionate Share”). The parties acknowledge and agree that the Escrow Amount is intended to be treated as an installment obligation as to the holders of Shares for purposes of Section 453 of the Code, and no party shall take any action or filing position inconsistent with such characterization except to the extent required by Applicable Law.

Section 1.13 Post-Closing Adjustment.

(a) Within sixty (60) days after the Closing Date, Purchaser shall deliver to the Equityholder Representative a statement (the “Post-Closing Statement”) setting forth (i) an unaudited consolidated balance sheet as of the Closing Date of the Company and its Subsidiaries, prepared in accordance with the Accounting Practices and Procedures, (ii) Purchaser’s good faith calculation of Indebtedness, Net Cash and Net Working Capital as of immediately prior to the Effective Time, prepared in accordance with the Accounting Practices and Procedures and (iii) Purchaser’s calculation of any necessary adjustment to the Merger Consideration in accordance with Section 1.13(e) and Section 1.13(f) below.

(b) During the thirty (30) day period following delivery of the Post-Closing Statement to the Equityholder Representative, Purchaser shall provide the Equityholder Representative and its Representatives with reasonable access during normal business hours upon reasonable advance notice to the working papers of Purchaser relating to the Post-Closing Statement, and Purchaser shall, and shall cause its Representatives to, cooperate reasonably with the Equityholder Representative and its Representatives to provide them with other information used in preparing the Post-Closing Statement reasonably requested by the Equityholder Representative and its Representatives including, upon reasonable advance notice, access during normal business hours to relevant personnel and records of Purchaser. The Post-Closing Statement shall become final and binding thirty (30) days following delivery thereof, unless prior to the end of such period, the Equityholder Representative delivers to Purchaser written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any disputed item. The Equityholder Representative shall be deemed to have agreed with all items and amounts in the Post-Closing Statement not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review under Section 1.13(c) and Section 1.13(d) below.

(c) During the ten (10) day period following delivery of a Notice of Disagreement by the Equityholder Representative to Purchaser, the parties shall seek in good faith to resolve any differences that they may have with respect to the matters specified therein. During such ten (10) day period, the Equityholder Representative shall provide Purchaser and its Representatives with reasonable access during normal business hours upon reasonable advance notice to the working papers of the Equityholder Representative and its Representatives relating to such Notice of Disagreement, and the Equityholder Representative shall, and shall cause its Representatives to, cooperate with Purchaser and its Representatives to provide them with other information used in preparation of such Notice of Disagreement reasonably requested by Purchaser or its Representatives including, upon reasonable advance notice, access during normal business hours to relevant personnel and records of the Equityholder Representative. Any disputed items resolved in writing between the Equityholder Representative and Purchaser within such ten (10) day period shall be final and binding with respect to such items, and if the Equityholder Representative and Purchaser agree in writing on the resolution of each disputed item specified in the Notice of Disagreement, the amount so determined shall be final and binding on the parties for all purposes hereunder.

(d) If the Equityholder Representative and Purchaser have not resolved all such differences by the end of such ten (10) day period, the Equityholder Representative and Purchaser shall submit, in writing, to Ernst & Young LLP or, if such firm is unable or unwilling to act, such other firm as shall be agreed in writing by the Equityholder Representative and Purchaser (the “Firm”), briefs detailing their views as to the correct nature and amount of each item remaining in dispute (the “Disputed Items”). The final determination of the Disputed Amounts shall be based solely on presentations by the Equityholder Representative and Purchaser and shall not involve the Firm’s independent review. Furthermore, the determination by the Firm shall be made by the Firm selecting either (x) the position of the Equityholder Representative (without adjustment or modification) or (y) the position of Purchaser (without adjustment or modification), and only with respect to the Disputed Amounts. The Firm shall not have any authority to select any alternative position other than the Equityholder Representative’s position or the Purchaser’s position. The Firm’s determinations as to the Disputed Amounts shall be set forth in a written statement delivered to each of the Equityholder Representative and Purchaser, which determination shall be final and binding on the parties for all purposes hereunder. The determination of the Firm shall be accompanied by a certificate of the Firm that it reached such determination in accordance with the provisions of this Section 1.13. The Equityholder Representative and Purchaser shall use their commercially reasonable efforts to cause the Firm to render a written decision resolving the matters submitted to it within ten (10) Business Days following the submission thereof. Judgment may be entered upon the written determination of the Firm in any court of competent jurisdiction. The fees and expenses of the Firm and of any enforcement of the determination thereof, shall be finally allocated between, and paid by, the Equityholder Representative and Purchaser equally. For the avoidance of doubt, the Firm’s fees and expenses payable by the Equityholder Representative, if any, shall only be paid from the funds in the Expense Fund in accordance with Section 6.4 (Equityholder Representative). The fees and disbursements of the Representatives of each party incurred in connection with their preparation or review of the Post-Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.

(e) The Merger Consideration shall be adjusted downward by the amount (if any):

(i) by which Net Cash, as finally determined pursuant to this Section 1.13, is less than Estimated Net Cash;

(ii) by which Net Working Capital, as finally determined pursuant to this Section 1.13, is less than the Target Net Working Capital (the “Net Working Capital Shortfall”), provided, that there shall be no such downward adjustment unless the Net Working Capital Shortfall exceeds the Threshold Amount, provided, further that the amount of any downward adjustment pursuant to this Section 1.13(e)(ii) will be reduced by the amount of any downward adjustment for Estimated Net Working Capital Shortfall made pursuant to Section 1.11(a) (Merger Consideration; Certified Closing Report); and

(iii) of any upward adjustment for Estimated Net Working Capital Excess made pursuant to Section 1.11(a) (Merger Consideration; Certified Closing Report) that should not have been made based on the final determination of the Net Working Capital pursuant to this Section 1.13.

(f) The Merger Consideration shall be adjusted upward by the amount (if any):

(i) by which Net Cash, as finally determined pursuant to this Section 1.13, is greater than Estimated Net Cash;

(ii) by which Net Working Capital, as finally determined pursuant to this Section 1.13, is greater than the Target Net Working Capital (the “Net Working Capital Excess”), provided, that there shall be no such upward adjustment unless the Net Working Capital Excess exceeds the Threshold Amount, provided, further that the amount of any upward adjustment pursuant to this Section 1.13(f)(ii) will be reduced by the amount of any upward adjustment for Estimated Net Working Capital Excess made pursuant to Section 1.11(a) (Merger Consideration; Certified Closing Report); and

(iii) of any downward adjustment for Estimated Net Working Capital Shortfall made pursuant to Section 1.11(a) (Merger Consideration; Certified Closing Report) that should not have been made based on the final determination of the Net Working Capital pursuant to this Section 1.13.

(g) For the avoidance of doubt, any amounts adjusted in Section 1.13(e) and Section 1.13(f) shall be made without duplication of any other adjustments provided for in such Sections. The Merger Consideration, as adjusted pursuant to this Section 1.13, is referred to herein as the “Adjusted Merger Consideration.”

(h) If the Adjusted Merger Consideration is less than the Merger Consideration calculated at Closing based on the Certified Closing Report (the “Closing Merger Consideration”), then such Merger Consideration shall be adjusted downwards in an amount equal to the difference between the Adjusted Merger Consideration and the Closing Merger Consideration (such difference, the “Adjustment Amount”). In such event, within three (3) Business Days after the date of the final determination of the adjustment under Section 1.13(g) above, the Equityholder Representative and Purchaser shall provide a joint written instruction to the Escrow Agent to pay promptly from the Escrow Fund in accordance with the Escrow Agreement to Purchaser or its designee an amount equal to the amount of such downward adjustment of such Merger Consideration, but in any event not more than the Maximum Escrow Adjustment. In the event the Adjustment Amount is greater than the Maximum Escrow Adjustment, the Indemnifying Holders (or the Equityholder Representative solely on behalf of the Indemnifying Holders upon receipt of such funds), shall immediately pay to Purchaser, within three (3) Business Days after the date of the final determination of the adjustment under Section 1.13(g) above, by wire transfer of Dollars in immediately available funds, an additional amount equal to the excess of the Adjustment Amount over the Maximum Escrow Adjustment.

(i) If the Adjusted Merger Consideration is greater than the Closing Merger Consideration, then the Merger Consideration shall be adjusted upwards in an amount equal to the difference between the Adjusted Merger Consideration and the Closing Merger Consideration. In such event, Purchaser shall: (i) with respect to the Shareholders (entitled to receive consideration pursuant to Section 1.10 (Payment for Shares) other than holders of any Dissenting Shares) and in accordance with the Paying Agent Agreement (A) deliver to the Paying Agent within three (3) Business Days after the date of the final determination of the adjustment under Section 1.13(g) above, and (B) cause the Paying Agent to pay promptly thereafter by wire transfer of Dollars in immediately available funds to each Shareholder entitled to receive consideration pursuant to Section 1.10 (Payment for Shares), an amount of cash equal to such Shareholder’s Proportionate Share of such upward adjustment, and (ii) with respect to the Optionholders or the RSU holder pay, or cause the Surviving Company to pay, promptly each such Optionholder’s or such RSU holder’s Proportionate Share of such upward adjustment less applicable taxes required to be withheld with respect to such payments. Payment of such amounts to Shareholders, Optionholders and the RSU holder shall be made in accordance with their respective Proportionate Shares. Payments pursuant to this Section 1.13 shall be made by wire transfer of Dollars in immediately available funds to such account or accounts as may be designated in writing by the party entitled to such payment no later than three (3) Business Days after the applicable date of final determination, provided that payments to be made to any Optionholder or the RSU holder may, at Purchaser’s option, be paid through the payroll system of Purchaser, the Surviving Company or any of their respective Subsidiaries, as applicable on the next regularly scheduled payroll date, to the extent such Person is an employee of Purchaser, the Surviving Corporation or any of their respective Subsidiaries or is otherwise able to accept payments through such payroll system as of the applicable date of payment and, to the extent that any such Person is no longer an employee of Purchaser, the Surviving Corporation or any of their respective Subsidiaries, may be paid through the Paying Agent net of any applicable withholding Taxes.

Section 1.14 Tax Withholding. Notwithstanding anything in this Agreement to the contrary, all amounts payable pursuant to the terms of this Agreement shall be subject to applicable Tax withholding requirements, and each of Purchaser and the Surviving Company shall be entitled to deduct or withhold, or cause to be withheld from amounts payable pursuant to this Agreement, any amount it determines is required to be deducted or withheld under Applicable Law with respect to Taxes; provided, that, prior to making any such deduction or withholding with respect to payments for Shares (other than any deduction or withholding with respect to compensation-related Taxes), Purchaser or the Surviving

Company shall provide notice to the holder of the applicable Shares of the amounts subject to withholding and a reasonable opportunity for such recipient to provide forms or other evidence that would exempt such amounts from withholding Tax. To the extent that amounts are so withheld and remitted to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Persons with respect to whom such amounts were withheld.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES BY THE

COMPANY

The Company hereby represents and warrants to Purchaser and Merger Sub that the statements contained in this Article are true and correct (or, if a specific date is indicated in any such statement, true and correct as of such specified date), except as set forth in the corresponding sections or subsections of the disclosure schedule attached hereto (each section of which (i) qualifies the specifically identified Sections or subsections of this Agreement to which such disclosure schedule relates and such other Sections or subsections as are readily apparent on its face and (ii) shall be deemed for all purposes to be part of the representations and warranties made hereunder) (the “Company Disclosure Schedule”). Any matter set forth in any section of the Company Disclosure Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced and also in all other sections of the Company Disclosure Schedule to which such matter’s application or relevance is reasonably apparent on its face.

Section 2.1 Organization and Qualification.

(a) The Company is an exempted company limited by shares validly existing and in good standing pursuant to the provisions of the CICL, and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign company to do business, and is in good standing (to the extent such concept or a comparable status is recognized), in each jurisdiction where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so duly qualified and licensed as would not result, or reasonably be expected to result, in a Company Material Adverse Effect.

(b) A complete and correct list of all Subsidiaries of the Company and their respective jurisdictions of incorporation or formation is set forth in Section 2.1(b) of the Company Disclosure Schedule. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (to the extent such concept or a comparable status is recognized) under the Applicable Laws of the jurisdiction of its incorporation or formation and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except as would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company’s Subsidiaries is duly qualified or licensed as a foreign company to do business, and is in good standing (to the extent such concept or a comparable status is recognized), in each jurisdiction where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so duly qualified and licensed as would not result, or reasonably be expected to result, in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current obligation to form, provide funds to, make any loan, capital contribution or other investment in, any Person.

Section 2.2 Memorandum and Articles of Association. The Company has Made Available to Purchaser a complete and correct copy of the memorandum and articles of association, or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. These memoranda and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. Neither the Company nor any of its Subsidiaries is in violation in any material respect of the provisions of its memorandum or articles of association or equivalent organizational documents.

Section 2.3 Capitalization.

(a) As of the date hereof, the authorized share capital of the Company consists of: $775,000,000.00 divided into 2,200,000,000 ordinary shares, each with a par value of $0.25 per share, and 900,000,000 preferred shares, each with a par value of $0.25 per share. As of the date hereof: (i) 370,117,320 ordinary shares of the Company, constituting the Ordinary Shares, are issued and outstanding and (ii) 300,000,000 Series A preferred shares and 109,735,952 Series B Preferred Shares of the Company are issued and outstanding, constituting the Preferred Shares. As of the date hereof, the record owners of the Shares, which constitute all of the outstanding shares of the Company, are set forth in Section 2.3(a)(i) of the Company Disclosure Schedule. For each of the Company’s Subsidiaries: (i) the amount of its authorized capital stock, (ii) the amount of its outstanding capital stock and (iii) the record owners of its outstanding capital stock are set forth in Section 2.3(a)(ii) of the Company Disclosure Schedule.

(b) Except for the Shares and the Options and RSUs set forth in Section 2.3(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has outstanding or has agreed to issue, or is obligated to issue, any: (i) share of its capital or other equity or ownership interest of the Company; (ii) option, warrant or interest convertible into, or exchangeable or exercisable for, shares of its capital or other equity or ownership interests of the Company; (iii) stock appreciation right, phantom stock or other equity-based interest, award or right in the earnings of the Company or any of its Subsidiaries; or (iv) bond, debenture or other Indebtedness having the right to vote, or convertible or exchangeable for securities having the right to vote, in matters submitted to a vote of Shareholders generally. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of or that restrict the transfer of, the issued or unissued share capital or other equity or ownership interests of the Company or any of its Subsidiaries, in each case other than pursuant to the Shareholders Agreement.

(c) Each outstanding share of the Company and each of its Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and in the case of its Subsidiaries, each such share is owned by the Company or another Subsidiary of the Company, free and clear of any Encumbrance and (ii) has been offered, sold and delivered by the Company or a Subsidiary of the Company in material compliance with all Applicable Laws and any applicable contractual restrictions. There are no declared or accrued but unpaid dividends or other distributions with respect to any shares in the capital of the Company or other security of the Company, except for the accrued but unpaid dividends on the outstanding Series B Preferred Shares.

(d) As of the date hereof, 116,150,000 ordinary shares in the capital of the Company are reserved for issuance in connection with the exercise of options granted pursuant to the Company Option Plan. Section 2.3(d) of the Company Disclosure Schedule sets forth a complete and correct list showing each outstanding Option and RSU award granted by the Company or any of its Subsidiaries, including: (i) the holder thereof, (ii) an indication of whether the holder is an employee of the Company or any Subsidiary thereof, (iii) the number of Ordinary Shares subject to each Option or RSU award, (iv) the per share exercise price of each Option, (v) the date on which each Option or RSU award was granted, and (vi) the date on which each Option or RSU award expires. No Option is an “incentive stock option” (as defined in the Code). All Ordinary Shares subject to issuance under the Company Option Plan or pursuant to each RSU award, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The Company has Made Available to Purchaser an accurate and complete copy of the Company Option Plan pursuant to which any Options were granted by the Company and the restricted stock unit award agreement pursuant to which the RSUs were granted by the Company. All Options have been documented with the Company’s standard forms of agreement or award document, complete and correct copies of which have been Made Available to Purchaser, without material deviation or amendment, modification or supplement. No vesting schedule or provision, whether time-based or performance-based, of any Option, RSU or any similar security issued by a Subsidiary shall accelerate or otherwise be satisfied as a consequence of the Merger or any of the other transactions contemplated by this Agreement or the other Transaction Documents other than as required under the Company Option Plan without the exercise of discretion. None of the Options or RSUs are subject to any other vesting acceleration provisions. The per share exercise price of each Option was not less than the fair market value of an Ordinary Share on the applicable grant date.

(e) There are no shareholder agreements, investors rights agreements, voting agreements, voting trusts, right of first refusal and co-sale agreements, management rights agreements or other similar agreements or Contracts to which either the Company or any Subsidiary is a party or by which it is bound that govern the transfer, voting or registration of any shares in the capital or any other securities of the Company or any of its Subsidiaries other than the Shareholders Agreement.

(f) The Company has Made Available to Purchaser complete and correct copies of the Register of Members (or relevant jurisdictional equivalent) of each of the Company and its Subsidiaries. Except as set forth in Section 2.3(d) of the Company Disclosure Schedule, the Register of Members (or relevant jurisdictional equivalent) of each of the Company and its Subsidiaries accurately reflect all transactions in shares in the capital and other equity interests of the Company and its Subsidiaries.

Section 2.4 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or, at the Closing, will become a party and, subject to obtaining a special resolution passed by the Shareholders in accordance with the CICL (“Requisite Shareholder Approval”), to perform its obligations under this Agreement and each other Transaction Document, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each other Transaction Document to which the Company is or, at the Closing, will become a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Company’s board of directors (the “Board”). Except for obtaining Requisite Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and each such other Transaction Document, or to consummate the transactions contemplated hereby and thereby. The passing of a special resolution at a duly held and quorate general meeting of the Shareholders of the Company, or a written special resolution signed by all Shareholders of the Company shall constitute Requisite Shareholder Approval. This Agreement and each Transaction Document to which the Company is or, at the Closing, will become a party have been or, at the Closing, will be, as the case may be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, constitute or, with respect to any Transaction Document to be executed at the Closing, will constitute, the valid, legal and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.

(b) The Board, at a meeting therefore duly called and held on June 8, 2014, (i) determined that this Agreement, the Plan of Merger and the Merger are fair and in the best interests of the Company and its Shareholders, (ii) resolved to recommend that the Shareholders approve and adopt this Agreement, the Plan of Merger and the Merger, and (iii) subject to approval of the Shareholders, approved the execution and delivery of the Plan of Merger and any and all documents and certificates required to be filed with the Cayman Islands Registrar of Companies pursuant to Section 233 of the CICL.

Section 2.5 No Conflict; Required Consents and Approvals.

(a) The execution, delivery and performance by the Company of this Agreement and each of the Transaction Documents to which the Company is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) conflict with or violate the memorandum of association or equivalent organizational documents of the Company or any of its Subsidiaries; (ii) materially conflict with or violate any Applicable Law; or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, require any consent of or notice to any Person pursuant to, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, or result in the loss of any material benefit under, any Material Contract or Company Permit.

(b) The execution, delivery and performance by the Company or any of its Subsidiaries of this Agreement and each of the Transaction Documents to which the Company or any of its Subsidiaries is or will be a party, and the consummation of the transactions contemplated hereby and thereby by the Company and its Subsidiaries do not, and the performance of this Agreement by the Company and its Subsidiaries will not, require any consent, approval, authorization or Permit of, or filing with or notification to, any Governmental Entity for such performance or in order to prevent the termination of any right, privilege, license or qualification of the Company or any of its Subsidiaries, except for (i) any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and under any other applicable antitrust, competition, trade regulation or merger control Law (together with the HSR Act, the “Antitrust Laws”), (ii) the filing of the Plan of Merger and the other documents required to effect the Merger with the Cayman Islands Registrar of Companies, (iii) those consents, approvals, authorizations, Permits, filings or notifications listed in Section 2.5(b)(iii) of the Company Disclosure Schedule and (iv) such other consents, approvals, authorizations, filings or notifications as are not material.

Section 2.6 Compliance with Applicable Law; Permits.

(a) Each of the Company and its Subsidiaries (i) is in compliance with all Applicable Laws in all material respects and (ii) has for the past three (3) years been in compliance with all Applicable Laws except as would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice, order, complaint or other communication from (x) any Governmental Entity that the Company or any of its Subsidiaries currently is not, or for the past two (2) years has not been, in compliance with any Applicable Law, in all material respects, or (y) any other Person that the Company or any of its Subsidiaries currently is not, or for the past two (2) years to the Knowledge of the Company has not been, in compliance with any Applicable Law, in all material respects. No investigation or review by any Governmental Entity regarding a violation of any Applicable Law with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened.

(b) Each of the Company and its Subsidiaries is in possession of all material Permits reasonably required by Applicable Law for the Company or its Subsidiaries to lawfully own, lease and operate its properties and to lawfully carry on its business as it is now being conducted (the “Company Permits”), in all material respects. Section 2.6(b) of the Company Disclosure Schedule sets forth a complete and correct list of the Company Permits. Each of the Company and its Subsidiaries is in material compliance with all such Company Permits. No suspension, cancellation, modification, revocation or nonrenewal of any material Company Permit is pending or, to the Knowledge of the Company, threatened.

(c) None of the representations and warranties contained in this Section 2.6 shall be deemed to relate to executive compensation and employee benefits related matters (which are principally governed by Section 2.11) or Tax matters (which are governed by Section 2.16).

Section 2.7 Financial Statements.

(a) The Company has Made Available to Purchaser complete and correct copies of the audited consolidated balance sheet of the Company and its Subsidiaries as at August 29, 2013, August 30, 2012 and September 1, 2011, and the related audited consolidated statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company and its Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Financial Statements”) and unaudited non-GAAP consolidated financial information of the Company and its Subsidiaries for the fiscal quarters ended November 28, 2013 and February 27, 2014 (collectively referred to as the “Interim Financial Statements”).

(b) Each of the Financial Statements and the Interim Financial Statements (i) are complete and correct in all material respects and have been prepared in good faith in accordance with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements, to the absence of footnotes and to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material. The statements of income contained in the Financial Statements and the Interim Financial Statements do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course consistent with past practice, except as expressly specified therein.

(c) The Company and its Subsidiaries maintain systems of internal accounting controls reasonably sufficient to provide reasonable assurances that: (i) such controls include policies and procedures that require the maintenance of records that in reasonable detail fairly reflect transactions that are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) appropriate action is taken with respect to any discrepancies between recorded accountability for assets and actual asset levels.

Section 2.8 Absence of Changes. Since the date of the unaudited consolidated balance sheet of the Company and its Subsidiaries as at February 27, 2014 (such balance sheet, together with all related notes and schedules thereto, the “Balance Sheet”), other than actions expressly required to be taken pursuant to this Agreement: (a) the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course consistent with past practice; (b) there has not been any event, condition, circumstance, development, change or effect, having, or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (c) neither the Company nor any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, (i) prior to the date of this Agreement whether or not covered by insurance or (ii) after the date of this Agreement after giving effect to applicable insurance limits and/or coverage, and (d) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.2(a), (b), (c), (d), (f)(i), (f)(iv), (f)(v), (h), (i) and (j) (Restrictions on Conduct of Business of the Company).

Section 2.9 No Undisclosed Liabilities. Except as and to the extent reflected, accrued or reserved against in the Balance Sheet (including the notes thereto), neither the Company nor any of its Subsidiaries has any Liability required by GAAP to be reflected in a consolidated balance sheet of the Company and its Subsidiaries, except for any Liability, (i) incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet, (ii) under Contracts in effect as of the date of this Agreement, (iii) as contemplated by this Agreement or otherwise in connection with the transactions contemplated hereby, (iv) as set forth on Section 2.9 of the Company Disclosure Schedule or (v) Transaction Expenses.

Section 2.10 Litigation. There is no material Action against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, or any of the directors, officers, or employees of the Company or any of its Subsidiaries with regard to their actions as such, pending or, to the Knowledge of the Company, threatened. There is no material Action relating to the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened, seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement or the Transaction Documents. There is no material outstanding order, writ, judgment, injunction, decree, determination or award of, or pending or, to the Knowledge of the Company, threatened investigation by, any Governmental Entity relating to the Company, any of its Subsidiaries, any of their respective properties or assets, any of their respective officers or directors, or the transactions contemplated by this Agreement or the Transaction Documents. As of the date hereof, there is no material Action by the Company or any of its Subsidiaries pending, or which the Company or any of its Subsidiaries has commenced preparations to initiate, against any other Person.

Section 2.11 Employee Benefits.

(a) List of Employee Plans. Section 2.11(a) of the Company Disclosure Schedule sets forth a complete and correct list by jurisdiction of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (whether or not such plans are subject to ERISA), all other bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination or other material benefit plans, programs or arrangements, and all employment or individual consulting contracts or agreements to which the Company or any of its Subsidiaries is a party, with respect to which the Company or any of its Subsidiaries has or could have any obligation or which are maintained, contributed to or sponsored by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries or any of their respective dependents or beneficiaries (collectively, the “Employee Plans”); provided, however, that solely for purposes of the listing obligation set forth in this Section 2.11(a), offer letters or employment agreements which provide for “at will” employment and can be terminated without notice or material Liability shall not be considered Employee Plans. There are no ERISA Affiliates of the Company other than the Company’s Subsidiaries.

(b) Employee Plans Made Available. Each Employee Plan is in writing. The Company has Made Available to Purchaser a complete and correct copy of each Employee Plan (or, with respect to offer letters or employment agreements which provide for “at will” employment and can be terminated without notice or material Liability, the form of each such offer letter and employment agreement) and has Made Available to Purchaser a complete and correct copy of each material document, if any, prepared in connection with each such Employee Plan, including (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently received IRS determination letter for each such Employee Plan and (iv) the most recently prepared actuarial report and financial statement in connection with each such Employee Plan. Neither the Company nor any of its Subsidiaries has any express or implied commitment (A) to adopt or enter into any new employee benefit plan, program or arrangement that would be an Employee Plan if established, (B) to enter into any Contract to provide material compensation or benefits to any individual or (C) to modify, change or terminate any Employee Plan, other than with respect to a modification, change or termination required by any Applicable Law or this Agreement.

(c) Multiemployer Plans, Multiple Employer Plans, Title IV Plans and Certain Funded Plans. No Employee Plan is, and neither the Company nor any ERISA Affiliate thereof sponsors, maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) defined benefit pension plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” within the meaning of Section 3(37) of ERISA or 4001(a)(3) of ERISA or any Applicable Law, (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iv) “funded welfare plan” within the meaning of Section 419 of the Code. To the extent that any Employee Plan is a type of plan or arrangement described in the preceding sentence, each such Employee Plan and any related administration, participation or other similar Contracts can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms without liability (including, but not limited to, any withdrawal or similar liability) to the Company, its ERISA Affiliates, or the Purchaser (other than ordinary administration expenses typically incurred in a termination event).

(d) Severance Plans, Change in Control Plans and Retiree Plans. No Employee Plan: (i) provides for the payment of separation, severance, termination or similar-type benefits to any Person or (ii) obligates the Company or any of its Subsidiaries to make any payment or provide any benefit as a result of the transactions contemplated by this Agreement or the Transaction Documents. No Employee Plan provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA, similar applicable state Law or Applicable Law.

(e) International Plans. With respect to each Employee Plan that is maintained outside the U.S. or is otherwise subject to non-U.S. Laws (the “International Plans”): (i) all employer and employee contributions to each International Plan required by law or by the terms of such International Plan to be made by the Company or any of its Subsidiaries have been made, or if applicable, accrued in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded International Plan, the Liability of each insurer for any International Plan funded through insurance or the book reserve established for any International Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis accrued to the date of this Agreement with respect to all current and former participants under such International Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such International Plan, and the transactions contemplated by this Agreement shall not cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each International Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and is approved by any applicable taxation authorities to the extent such approval is available.

(f) Compliance with Law. Each Employee Plan is now and has been at all times operated in all material respects in accordance with its terms and the requirements of all Applicable Laws, including ERISA and the Code. Each of the Company and its Subsidiaries has performed all obligations required to be performed by it and is not in any material respect in default under or in violation under any Employee Plan and, to the Knowledge of the Company, no such default or violation by any other party to any Employee Plan has occurred. To the Knowledge of the Company, there has not been any non-exempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Employee Plan.

(g) Determination Letters. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS as to its qualified status under the Code, in either case, that has not been revoked and, to the Knowledge of the Company, no event or circumstance exists that has adversely affected or would reasonably be expected to adversely affect such qualification, registration or exemption.

(h) No Actions. No Action (other than routine claims for benefits in the ordinary course of business consistent with the past practice of the Company or any of its Subsidiaries) has occurred, is pending or, to the Knowledge of the Company, threatened, anticipated or expected to be asserted with respect to any Employee Plan or any related trust or other funding medium thereunder or with respect to the Company or any of its Subsidiaries as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof and, to the Knowledge of the Company, there is no basis for any such Action.

Section 2.12 Labor and Employment Matters.

(a) List of Employees, Individual Consultants and Individual Independent Contractors. Section 2.12(a) of the Company Disclosure Schedule contains, as of May 29, 2014, to the maximum extent permitted under Applicable Law, a list of: (i) the name of each employee, individual consultant, or other individual independent contractor of the Company and each of its Subsidiaries and (ii) the country (and state) in which each such employee, individual consultant, or other individual independent contractor is based and primarily performs his or her duties or services. The Company has Made Available, insofar as permitted under Applicable Law, to Purchaser the total number, as of the date of this Agreement, of individuals employed or engaged by the Company and each of its Subsidiaries as an employee, individual consultant, or other individual independent contractor by location, as well as, for each such employee, individual consultant, or other individual independent contractor: (i) the details of the formal employer or contracting entity, (ii) annual base salary, wages, or, for individual independent contractors, rate and basis of payments, (iii) any target incentives or bonus opportunities, (iv) position or function, (v) period of continuous employment or term of engagement, (vi) the location where each individual is based and primarily perform his or her duties and (vii) accrued but unused sick and vacation leave or paid time off. To the extent applicable privacy or data protection Laws would prohibit the disclosure of certain personally identifiable information set forth in this Section without the individual’s consent, Section 2.12(a) of the Company Disclosure Schedule shall specify such legal prohibition and shall provide such information in de-identified form in compliance with applicable Laws.

(b) Work Authorizations. All employees, individual consultants, or other individual independent contractors of the Company and its Subsidiaries are lawfully entitled to work for the

Company or the applicable Subsidiary of the Company. Except as set forth in Section 2.12(b) of the Company Disclosure Schedule, no employee, individual consultant, or other individual independent contractor of the Company or any of its Subsidiaries requires any visa, permit, or other work authorization to work for the Company or any of its Subsidiaries.

(c) At Will Employment; Separation of Employment. All U.S. employees of the Company and its Subsidiaries are employed on an at will basis, which means that their employment can be terminated at any time, with or without notice, for any reason or no reason at all, subject to Applicable Law. Except as required by Applicable Law or any Employee Plan that is either a pension benefit or non-severance welfare benefit plan or with respect to any such termination or suspension that occurred prior to the date hereof and for which neither the Company or its Subsidiaries has any further liability or obligation to any such employee, former employee or dependent, neither the Company nor any of its Subsidiaries has made or agreed to make any payment or agreed to provide any benefit to any employee or former employee of the Company or any of its Subsidiaries or to any dependent of such employee or former employee, in connection with the actual or proposed termination or suspension of employment of such employee or former employee.

(d) Classification. All individuals who are or were performing consulting or other services for the Company or any of its Subsidiaries are or were correctly classified under all Applicable Laws by the Company or such Subsidiary as either “independent contractors” (or comparable status in the case of a non-U.S. entity) or “employees” as the case may be. All individuals who are or were classified as “employees” of the Company or any of its Subsidiaries are or were correctly classified under all Applicable Laws by the Company or such Subsidiary, as exempt or non-exempt, or comparable classifications outside of the U.S., as the case may be.

(e) Certain Loans. As of the date hereof, there are no outstanding loans or advances from the Company or any of its Subsidiaries to employees of the Company or any of its Subsidiaries.

(f) Unions. (i) Neither the Company nor any of its Subsidiaries is or has been a party to any collective bargaining agreement, works council agreement, or similar labor union or employee-representative agreement and there are no collective bargaining agreements, works council agreements, or similar labor union or employee-representative agreements which pertain to employees of the Company or any of its Subsidiaries; (ii) neither the Company nor any of its Subsidiaries is required to notify, consult or negotiate with any labor union, works council, or other employee representative body concerning the terms of employment of their respective employees or the transactions contemplated under this Agreement; (iii) none of the employees of the Company or any of its Subsidiaries is represented by any labor union, works council, or other employee representative body and, to the Knowledge of the Company, there has been no such organizing activity involving the Company or any of its Subsidiaries.

(g) Disputes. (i) No labor strike, industrial dispute, trade dispute or other labor-related dispute, slow down or stoppage against the Company or any of its Subsidiaries is pending, or, to the Knowledge of the Company, threatened or contemplated, (ii) as of the date hereof, neither the Company nor any of its Subsidiaries is involved in any negotiation regarding a claim with any trade union or other body representing employees or former employees of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries has received any demand letters, civil rights charges, suits, drafts of suits, complaints or other communications related to claims made by any of its current or former employees or directors, individual consultants or other individual independent contractors, whether before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Safety and Health Administration, the Workers Compensation Appeals Board, or any comparable body outside the United States, or any other Governmental Entity.

Section 2.13 Real Property.

(a) Owned Real Property. The Company and its Subsidiaries do not own any Real Property.

(b) Leased Real Property. Section 2.13(b) of the Company Disclosure Schedule sets forth a complete and correct list of all (i) Leased Real Property and (ii) as of the date hereof, all leases, lease guaranties, subleases, and other agreements to which the Company or any of its Subsidiaries is party for the leasing, use or occupancy of Leased Real Property, including all amendments, terminations and modifications thereof. The Company and each of the Subsidiaries have good and valid leasehold title to all Leased Real Property, in each case, free and clear of all Encumbrances and adverse Governmental Orders. All rent and other material sums and charges payable by the Company or any of its Subsidiaries as tenant under the leases of Leased Real Property are current in all material respects. All of the Leased Real Properties are adequately maintained and suitable for the purpose of conducting the business of the Company and its Subsidiaries as presently conducted, in each case except as would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no parcel of Leased Real Property is subject to any Governmental Order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity nor has any such Action been proposed.

Section 2.14 Environmental Matters.

(a) Each of the Company and its Subsidiaries is and has at all times been in material compliance with all applicable Environmental Laws. Neither the Company nor any of its Subsidiaries has received any notice, letter, complaint or other communication alleging that the Company or any of its Subsidiaries has any uncompleted, outstanding or unresolved Liability under any Environmental Law or that the Company or any of its Subsidiaries is not in material compliance with any Environmental Law. No investigation or review regarding a material violation of any Environmental Law by any Governmental Entity with respect to the Company or any of its Subsidiaries has occurred, is pending or, to the Knowledge of the Company, threatened.

(b) Each of the Company and its Subsidiaries is in possession of and material compliance with all material certificates, registrations, Permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”), a complete and correct list of which is set forth in Section 2.14(b) of the Company Disclosure Schedule. No suspension, cancellation, modification, revocation or nonrenewal of any Environmental Permit has occurred, is pending or, to the Knowledge of the Company, threatened.

(c) To the Knowledge of the Company, there are no past or present events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans that constitute a material violation by the Company or any of its Subsidiaries of any Environmental Laws. None of the properties currently or formerly owned, leased or operated by the Company or any of its Subsidiaries (including soils and surface and ground waters) are contaminated with any Hazardous Substance in amount or condition that would reasonably be expected to result in material Liability to the Company or any of the Company’s Subsidiaries relating to or arising under any Environmental Laws.

Section 2.15 Intellectual Property.

(a) Generally.

(i) Section 2.15(a)(i) of the Company Disclosure Schedule sets forth, for the registered Intellectual Property owned or purported to be owned by, or exclusively licensed to, the

Company and its Subsidiaries, in whole or in part, including jointly with others (and such Schedule specifies if such registered Intellectual Property is owned solely, owned jointly, or exclusively licensed by the Company and its Subsidiaries), a complete and correct list of all (A) Patents that are registered or the subject of an application for registration, indicating for each the applicable jurisdiction, the registration number (or application number) and date issued (or date filed), (B) Trademarks that are registered or the subject of an application for registration, indicating for each the applicable jurisdiction, the registration number (or application number) and date issued (or date filed), (C) Copyrights that are registered or the subject of an application for registration, indicating for each the applicable jurisdiction, registration number (or application number) and date issued (or date filed), and (D) Domain Names (collectively, “Company Registered IP”).

(ii) Each current or former employee or independent contractor of the Company or its Subsidiaries who develops or has developed all or any portion of any past or current Company Products or Intellectual Property that relate to all or any portion of past or current Company Products, has executed and delivered to the Company or a Subsidiary of the Company enforceable proprietary information, confidentiality and assignment agreements that validly assign to the Company or such Subsidiary all Intellectual Property that are or was created, developed, written, invented, conceived or discovered by such employees or independent contractors, as applicable (to the extent such Intellectual Property was not otherwise owned by the Company or its Subsidiaries under Applicable Law). There has been no unauthorized disclosure by the Company of its confidential information or Trade Secrets pertaining to the past or current Company Products or other material confidential information or Trade Secrets, which unauthorized disclosure would compromise the trade secret status or confidentiality of such confidential information, other than applications for Patents. All current and former employees of the Company and its Subsidiaries who have access to confidential information have signed enforceable agreements in which they agree not to use or disclose any confidential or proprietary information of the Company or the applicable Subsidiary (or of third parties that has been disclosed to the Company or any of its Subsidiaries under an obligation of confidentiality) except as authorized by the Company or such Subsidiary or as permitted by Law or such agreement.

(iii) All Company Registered IP (other than any Company Registered IP that is exclusively licensed to the Company or one of its Subsidiaries from a third party) is subsisting and unexpired and, to the Knowledge of the Company, valid and enforceable. All filing, examination, issuance, post registration and maintenance fees, annuities and the like due as of the date hereof with respect to any of the Company Registered IP have been timely paid. The Company or one of its Subsidiaries is the owner of all right, title and interest in and to all Company Registered IP (excluding Company Registered IP that is exclusively licensed or jointly owned) and all such Company Registered IP owned by the Company or any of its Subsidiaries is free and clear of any and all Encumbrances. The Company or one of its Subsidiaries owns or has the right to use all Company Intellectual Property (provided that the foregoing will not be read as a representation of non-infringement, which is set forth in Section 2.15(e)). Neither the Company nor any of its Subsidiaries has received any written notice or claim challenging the Company’s or any of its Subsidiaries’ sole and exclusive ownership of any Intellectual Property solely owned or purported to be solely owned by the Company or its Subsidiaries, or suggesting that any other Person has any claim of legal or beneficial ownership with respect thereto, and to the Knowledge of the Company, it has received no such notice or claim in a manner other than in writing. To the Knowledge of the Company and its Subsidiaries, there are no facts, circumstances, or information that would or reasonably could be expected to adversely affect, limit, restrict, impair, or impede the ability of Purchaser or any of its Affiliates to use or practice the Company Intellectual Property upon the Closing in the same manner as currently used, practiced and planned by the Company as of the Closing to be used and practiced by the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice or claim challenging or questioning the validity or enforceability of any Intellectual Property owned or purported to be owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

(iv) All of the Company Registered IP (other than any Company Registered IP that is exclusively licensed to the Company or one of its Subsidiaries from a third party) is and has been prosecuted and maintained at all times in compliance with Applicable Laws (including payment of all registration, renewal and other fees and the timely post-registration filing of affidavits of use and renewal applications and timely filing of affidavits as required to cause such Trademarks to become incontestable) other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise affect the use, priority, or enforceability of the Company Registered IP in question, the defenses potentially available to any accused infringer of the Company Registered IP, or the remedies potentially available for infringement of the Company Registered IP (other than any Company Registered IP that is exclusively licensed to the Company or one of its Subsidiaries from a third party).

(b) Patents. No Patent of the Company or any of its Subsidiaries (other than Patents that have expired or are identified in Section 2.15(b) of the Company Disclosure Schedule as having been abandoned by the Company or its Subsidiaries) is now involved in any interference, reissue, reexamination or opposition proceeding in the United States Patent and Trademark Office or any corresponding Governmental Entity elsewhere, no such proceeding has been threatened in writing, and, to the Knowledge of the Company, no such proceeding has been threatened in any manner other than in writing.

(c) Trade Secrets. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have taken all commercially reasonable steps in accordance with all Applicable Laws relating to trade secrets to protect their rights in their confidential information and Trade Secrets. The Company and its Subsidiaries have complied in all material respects with the terms of any agreements relating to third party confidential information or Trade Secrets to which the Company or any of its Subsidiaries is a party.

(d) Intellectual Property Agreements.

(i) Section 2.15(d)(i) of the Company Disclosure Schedule sets forth a complete and correct list of all Inbound License Agreements.

(ii) Section 2.15(d)(ii) of the Company Disclosure Schedule sets forth a complete and correct list of all Outbound License Agreements that are in effect (or that contain licenses or other grants of rights that are in effect) upon the execution of this Agreement or at Closing.

(iii) Complete and correct copies of all Inbound License Agreements that are required to be listed in Section 2.15(d)(i) of the Company Disclosure Schedule and all Outbound License Agreements that are required to be listed in Section 2.15(d)(ii) of the Company Disclosure Schedule have been Made Available to Purchaser. Each of the Inbound License Agreements and the Outbound License Agreements constitute the valid and legally binding obligation of the Company or a Subsidiary thereof, as applicable, enforceable in all material respects in accordance with its terms (subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity), and is in full force and effect. There is no material breach or default under any Inbound License Agreement or Outbound License Agreement either by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, no event has occurred that with the giving of notice, the lapse of time, or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any claim of any such breach or default or any other written notice of a material dispute or disagreement under such agreements.

(iv) There is no Contract, judicial decree, or arbitral award that obligates the Company or any of its Subsidiaries to grant licenses or other rights in the future with respect to any currently existing or future Intellectual Property owned by the Company or its Subsidiaries.

(v) Neither the execution, delivery and performance of this Agreement and each of the other Transaction Documents, nor the consummation of the transactions contemplated herein, nor any Contract by which Company or any of its Subsidiaries is bound, will result in or give rise under any circumstances to any license, transfer, assignment, grant of rights, restriction, Encumbrance, covenant, obligation or transaction that relates in any way to any Intellectual Property of Purchaser or any Affiliate thereof (other than the Company and its Subsidiaries), nor to any obligation of Purchaser or any Affiliate thereof (other than the Company and its Subsidiaries) to license, transfer, assign, grant rights under, grant any Encumbrance, incur any obligation or enter into any other transaction that relates in any way to any such Intellectual Property.

(e) No Infringement by the Company. The past and current Company Products and the conduct and activities of the Company and its Subsidiaries do not infringe, violate, misappropriate, dilute or constitute the unauthorized use or disclosure of, and have not, infringed, violated, misappropriated, diluted or constituted the unauthorized use or disclosure of, any Intellectual Property owned or controlled by any third party, and no Action has been initiated or is pending in writing, and no notice or other claim, dispute, assertion, allegation or Action has been received in writing by the Company or any of its Subsidiaries alleging that (i) the past and current Company Products (including the manufacture or use thereof), or (ii) Company or any of its Subsidiaries have engaged in any activity or conduct that infringes upon, violates, misappropriates, dilutes or constitutes the unauthorized use or disclosure of, or has infringed upon, violated, misappropriated, diluted or constituted the unauthorized use or disclosure of, the Intellectual Property of any third party. To the Knowledge of the Company and its Subsidiaries, no such notice or other claim, dispute, assertion, allegation, or Action has been received by the Company or any of its Subsidiaries in any manner other than in writing.

(f) No Orders. No Intellectual Property that are owned by or, to the Knowledge of the Company, exclusively licensed to the Company or any of its Subsidiaries are subject to any outstanding order, judgment, injunction, decree, award, stipulation, agreement, or other determination or order restricting the use or other practice or exploitation thereof by the Company or any of its Subsidiaries.

(g) No Infringement by Third Parties. To the Knowledge of the Company, no third party is misappropriating, infringing, diluting, using or disclosing without authorization, or violating or has misappropriated, infringed, diluted, used or disclosed without authorization, or violated any Intellectual Property owned or exclusively licensed by the Company or any of its Subsidiaries, and no written claims for any of the foregoing have been brought or threatened in writing against any third party by the Company or any of its Subsidiaries.

(h) Assignment; Change of Control. The execution, delivery and performance by the Company of this Agreement and each of the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, will not result in the material loss or impairment of, or give rise to any right of any third party to terminate, any of the rights of the Company or any of its Subsidiaries with respect to Intellectual Property owned by the Company or its Subsidiaries, or rights under any Inbound License Agreement or Outbound License Agreement, nor, except as set forth in Section 2.15(h) of the Company Disclosure Schedule, require the consent of any Governmental Entity or third party.

(i) Open Source and Related Matters. Section 2.15(i) of the Company Disclosure Schedule contains a complete and accurate list of all Open Source Technology that is used by the Company or any of its Subsidiaries in connection with the current Company Products, including Open Source Technology that is integrated or bundled with, linked with, used in the development or compilation of, or otherwise used in or with any current Company Products. The Company and each of its Subsidiaries has regulated the use, modification, and distribution of Open Source Technology in connection with its business and the current Company Products, in compliance with the applicable licenses. Neither the Company nor any of its Subsidiaries has incorporated Open Source Technology into, or combined, linked, or distributed any Open Source Technology with, any current Company Software in any manner that creates, or purports to create, obligations for the Company or any of its Subsidiaries (or upon or after the Closing, the Surviving Company or Purchaser or any of its Affiliates), with respect to any current Company Software, or that purports to require (whether as a condition to distribution or otherwise) the Company or any of its Subsidiaries (or upon or after the Closing, the Surviving Company or Purchaser or any of its Affiliates) to grant any licenses, rights, or immunities with respect to any current Company Software or to disclose or distribute any source code of any current Company Software.

(j) Source Code. Neither the Company nor any of its Subsidiaries is required to provide to any third party the source code of any material current Company Software, to the extent such third party is not a Company employee, consultant, independent contractor or other Company agent or like individual or entity performing services on the Company’s behalf. No event has occurred, and no circumstances or conditions exist, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the unauthorized disclosure or unauthorized delivery by the Company or any of its Subsidiaries (or any Person acting on behalf of the Company of any of its Subsidiaries) of any source code included in any current Company Software to any third party.

(k) Industry Organizations and Consortia. Neither the Company nor any of its Subsidiaries is a member of any standards-setting organization, university or industry body, or other multi-party special interest group or consortium (each, a “SIG”) that would require or obligate the Company or any of its Subsidiaries to grant or offer to any other Person any license or right to any Intellectual Property owned by the Company or any of its Subsidiaries.

(l) Contaminants. The Software currently owned by the Company and its Subsidiaries that is included in the current Company Products is substantially free of any material defects, bugs and errors, and does not contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, trap doors, backdoors, Easter eggs, logic bombs, time bombs, cancelbots, viruses or other software or programming routines that permit or cause unauthorized access to, or disruption, impairment, modification, recordation, misuse, transmission, disablement, or destruction of, Software, data, and Back-Office Systems currently owned or used by the Company and its Subsidiaries (“Contaminants”).

(m) Back-Office Systems. The computer, information technology and data processing systems, facilities and services used by or for the Company and its Subsidiaries, including all related Software, hardware, networks, communications facilities, platforms and related systems and services (collectively, “Back-Office Systems”) are maintained and in reasonably good working condition to effectively perform, in all material respects, all computing, information technology and data processing operations reasonably necessary for the operations of the Company and its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to protect the Back-Office Systems from Contaminants.

(n) No Government Contracts. Neither the Company nor its Subsidiaries has entered into any agreement with any Governmental Entity pertaining to the development of or grant of rights in Intellectual Property.

Section 2.16 Taxes.

(a) Tax Returns. Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it, and such Tax Returns are complete and correct in all material respects.

(b) Extensions. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(c) Payment. The Company and its Subsidiaries have timely paid all material Taxes that have become due and payable, and the Company has adequately provided in the Financial Statements and the Interim Financial Statements (without regard to any footnotes) for all material Taxes accrued through the date of such Financial Statements and Interim Financial Statements that were not yet due and payable as of the date thereof in accordance with GAAP. All Taxes of the Company or any of its Subsidiaries accrued following the end of the most recent period covered by the Financial Statements have been accrued in the ordinary course of business consistent with past practice. Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to be withheld and paid in connection with any amounts paid or owing to any Person.

(d) Post-Closing Periods.

(i) Neither the Company nor any of its Subsidiaries has agreed to, or will be required to, include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) the application of Section 481 or Section 263A of the Code (or any corresponding or similar provisions of state, local or foreign Tax laws) to transactions, events or accounting methods employed prior to the Closing, (B) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (C) any “intercompany transaction” or any “excess loss account” (within the meaning of Treasury Regulations Sections 1.1502-13 and 1.1502-19, respectively) (or any corresponding or similar provisions of state, local or foreign Tax Law), (D) any installment sale, open transaction or other similar transaction made on or prior to the Closing Date, (E) any prepaid amount received on or prior to the Closing Date or (F) any election under Section 108(i) of the Code.

(ii) No Taxing Authority has operated or agreed to operate any material Tax holiday or material similar arrangement (being an arrangement which is not directly based on relevant legislation, even if based on any published practice, including rulings and agreements with the Taxing Authorities) in relation to the affairs of the Company or any of its Subsidiaries.

(e) Tax Characterization; Tax Status. Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated consolidated, combined, unitary or similar group for Tax purposes (other than a group the common parent of which was the Company) or (ii) is or could be liable for material Taxes of any Person (other than the Company or such Subsidiary, under Regulation § 1.1502-6 or any similar provision of state, local or foreign law, as applicable), or as a transferee or successor. Neither the Company nor any of its Subsidiaries has ever participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

(f) Tax Action. No unresolved written claim for assessment or collection of material Taxes has been or is presently being asserted, or is otherwise outstanding against the Company or any of its Subsidiaries. There is no Action by any Taxing Authority pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries with respect to material Taxes, and there are no Encumbrances for material Taxes upon any of the assets of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has outstanding powers of attorney with respect to any material amount of Taxes.

(g) Tax Agreements. Neither the Company nor any of its Subsidiaries is a party to, or bound by any obligation under, any material Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (other than commercial contracts entered into in the ordinary course of business that do not relate primarily to Taxes).

(h) Jurisdictions; Treaty Benefits. Neither the Company nor any of its Subsidiaries is or has been subject to net income Tax in any jurisdiction other than its place of organization by virtue of having a permanent establishment, a permanent representative, or other place of business or taxable presence in the jurisdiction. No claim has been made by a Taxing Authority where the Company or any of its Subsidiaries does not file a particular type of Tax Return that the Company or such Subsidiary is required to file such Tax Return or may be subject to Tax with respect to such Tax Return. The Company and its Subsidiaries were fully entitled to any and all material benefits that have been previously claimed under any Tax treaty or similar agreement in any jurisdiction. Section 2.16(h) of the Company Disclosure Schedule sets forth (i) all income and other material Tax Returns of the Company and each of its Subsidiaries filed in the last three (3) tax years and (ii) each state, county, locality and foreign jurisdiction with respect to which the Company or any of its Subsidiaries is required to file and currently files any Tax Return.

(i) Tax Avoidance. Neither the Company nor any of its Subsidiaries have entered into any “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Regulations promulgated thereunder or listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b) with the sole or dominant purpose of the avoidance or reduction of a Tax Liability with respect to which there is a significant risk of challenge of such transaction by a Taxing Authority.

(j) Spin-Offs. Neither the Company nor any of its Subsidiaries has been involved in the last two (2) years in a distribution intended to qualify for treatment under Section 355 of the Code.

(k) Nonqualified Deferred Compensation Plans. With respect to each Employee Plan, that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) subject to Section 409A of the Code, such Employee Plan has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code (together with the guidance and regulations thereunder, including the final Treasury Regulations issued thereunder, “Section 409A”) and has been, since January 1, 2009, in documentary and operational compliance with Section 409A. No Option (whether currently outstanding or previously exercised) is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code. There is no Contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any current or former employee, director or consultant of the Company or its Subsidiaries, which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross up payment to any current or former employee, director or consultant for Tax-related payments under Section 409A of the Code.

(l) Parachute Payment. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), will result in the payment of any amount or provision of any benefit that would, individually or in combination with any other such payment or benefit, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to Subsection (b)(4) thereof). Section 2.16(l) of the Company Disclosure Schedule lists each “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) determined as of the date hereof. Neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Taxes imposed under Section 4999 of the Code.

(m) Transfer Pricing; Records and Reporting. As of the date hereof, all charges for goods or services made between the Company and its Subsidiaries, or between the Company’s Subsidiaries, are in material compliance with all transfer pricing requirements under Applicable Law. The Company and its Subsidiaries have materially complied with all information reporting and record keeping requirements under Applicable Law, including retention and maintenance of required records with respect thereto.

(n) This Section 2.16 constitutes the exclusive representations and warranties of the Company and its Subsidiaries with respect to Tax matters.

Section 2.17 Material Contracts.

(a) Section 2.17(a) of the Company Disclosure Schedule sets forth a complete and correct list of all Contracts of the following nature in effect as of the date hereof to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries, or any of their respective properties or assets, is otherwise bound other than Contracts solely among the Company and its Subsidiaries (each a “Material Contract” and collectively, the “Material Contracts”):

(i) any Contract in respect of the Company’s and its Subsidiaries’ businesses evidencing Indebtedness of the Company or any of its Subsidiaries for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000;

(ii) any Contract pursuant to which the Company or any of its Subsidiaries has provided funds to, or made any loan, capital contribution or other investment in, or assumed, guaranteed or agreed to act as a surety with respect to, any Indebtedness of, any Person, other than the Company or its Subsidiaries;

(iii) any Contract for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company or any of its Subsidiaries, or for the purchase of any debt or equity security or other ownership interest of any Person, other than Employee Plans and any offer letters for at will employment;

(iv) any Contract that purports to limit, curtail or restrict the ability of the Company or any of its Subsidiaries to compete in any geographic area or line of business, make sales to any Person in any manner, use or enforce any material Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries (other than customary limitations in license agreements with respect to the use of licensed materials, ordinary course exclusive distribution agreements, or any other Contract identified in Section 2.17(a) of the Company Disclosure Schedule under any other provision of this Section 2.17(a)), or hire or solicit any Person in any manner (other than agreements which may contain covenants not to solicit employees of third parties entered into in the ordinary course of business with clients, customers, vendors or third parties or customary non-disclosure agreements), or that grants the other party or any third Person “most favored nation” or similar status or any right of first refusal, first notice or first negotiation;

(v) any Contract that requires a third party consent to, or otherwise contains a right of a third party to terminate, under a provision relating to a “change of control” that would prohibit or delay the consummation of the transactions contemplated by this Agreement or any of the other Transaction Documents;

(vi) any Contract pursuant to which the Company or any of its Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than the Company or a Subsidiary thereof), (A) any real property or (B) any tangible personal property and, in the case of clause (B), that involves an aggregate future payment or receivable, as the case may be, in excess of $250,000 or more on an annual basis;

(vii) any executory Contract for the sale or purchase of any real property in an amount in excess of $250,000 or, other than Company Products in the ordinary course of business consistent with past practice, for the sale or purchase of any tangible personal property in an amount in excess of $500,000;

(viii) any Contract obligating the Company or any of its Subsidiaries to indemnify or hold harmless any Person for an amount in excess of the greater of (A) $500,000 and (B) the aggregate consideration paid or owed to or by the Company under such Contract during the 12-month period immediately preceding the indemnification claim;

(ix) any Contract not otherwise required to be listed under another subsection of this Section 2.17 that includes any option to purchase or covenant not to bring claims of infringement or misappropriation of, in each case, any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries;

(x) any Contract (other than Employee Plans) with any Related Party (other than with employees) of the Company or any of its Subsidiaries providing for aggregate consideration in excess of $200,000;

(xi) any written (A) employment Contract with a U.S. employee providing for base compensation of $200,000 or more on an annual basis or (y) consulting, accounting, attorney or investment banking firm Contract providing for payment of $250,000 or more on an annual basis, other than those that have a term of less than one (1) year or are terminable without penalty upon sixty (60) days’ notice or less;

(xii) any reselling, sales, marketing, merchandising or distribution Contract providing for payments to or by the Company in excess of $5,000,000;

(xiii) any joint venture or partnership, merger, asset or share purchase or divestiture Contract relating to the Company or any of its Subsidiaries pursuant to which any obligations of the Company or its Subsidiaries remain outstanding;

(xiv) any Inbound License Agreements;

(xv) any Outbound License Agreements;

(xvi) any collective bargaining, works council, or similar labor union or employee-representative Contract representing any employee of the Company or its Subsidiaries;

(xvii) any Contract relating to settlement of any administrative or judicial proceedings other than (A) releases immaterial in nature or amount entered into with former employees or current or former independent contractors of the Company or any of the Company’s Subsidiaries in the ordinary course of business, (B) settlement agreements for cash and/or the provision of products and/or services only (which have been paid or provided) that do not exceed $250,000 individually as to any such settlement or (C) settlement agreements under which none of the Company or any of the Company’s Subsidiaries have any continuing material obligations, Liabilities or rights (excluding releases);

(xviii) any Government Contract for aggregate consideration in excess of $100,000; and

(xix) any other Contract not of a category or type described in the foregoing clauses (i)-(xviii) or otherwise identified in Section 2.17(a) of the Company Disclosure Schedule, whether or not made in the ordinary course of business consistent with past practice, that (A) involves payments by the Company and its Subsidiaries in excess of $500,000 on an annual basis or in excess of $1,000,000 over the current Contract term, with a term of greater than one (1) year that cannot be cancelled by the Company or a Subsidiary of the Company without penalty or further payment on thirty (30) days’ (or less) notice, (B) involves payments to the Company and its Subsidiaries in excess of $250,000 on an annual basis or in excess of $500,000 over the current Contract term or (C) the termination of which would reasonably be expected to result in a Company Material Adverse Effect.

(b) The Company has Made Available complete and correct copies of the Material Contracts to Purchaser, including all material modifications, amendments and supplements thereto. Each of the Material Contracts constitutes the valid and legally binding obligation of the Company or a Subsidiary thereof, as applicable, enforceable in accordance with its terms (subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity), and is in full force and effect in all material respects. There is no material breach or default under any Material Contract either by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, no event has occurred that with the giving of notice, the lapse of time, or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any claim of any such breach or default.

(c) No party to any Material Contract has given notice to the Company or any of its Subsidiaries of, or made a claim against the Company or any of its Subsidiaries in respect of, any material breach or default thereunder.

Section 2.18 Tangible Assets.

(a) The Company and its Subsidiaries own, and have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their respective tangible properties and assets that are used or held for use in their respective businesses, including all of the assets reflected on the Balance Sheet or acquired in the ordinary course of business consistent with past practice since the date of the Balance Sheet (except for those assets sold or otherwise disposed of for fair value since the date of the Balance Sheet in the ordinary course of business consistent with past practice), in each case free and clear of any Encumbrances, except as reflected on the Balance Sheet or for Taxes not yet due and payable. All tangible assets owned or leased by the Company or its Subsidiaries are maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

(b) This Section 2.18 does not relate to real property or interests in real property, such items being the subject of Section 2.13 (Real Property), or to Intellectual Property, such items being the subject of Section 2.15 (Intellectual Property).

Section 2.19 Insurance. All insurance policies maintained by the Company and its Subsidiaries as of the date hereof are listed in Section 2.19 of the Company Disclosure Schedule (the “Insurance Policies”). Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full (or if installment payments are due, will be paid if incurred prior to the Closing Date). No insurer under any Insurance Policy has cancelled or generally disclaimed Liability under any such policy or, to the Knowledge of the Company, indicated any intent to do so or not to renew any such policy. No claim currently is pending under any such policy, and all prior claims under the Insurance Policies have been filed in a timely fashion, in case except as would not reasonably be expected to have a material and adverse effect on the Company. Neither the Company nor any of its Subsidiaries has established or operated under a formalized self-insurance program.

Section 2.20 Certain Business Practices.

(a) None of the Company, any of its Subsidiaries, or, any of their respective officers, directors or employees, or to the Knowledge of the Company, any other Representatives of the Company or any of its Subsidiaries have, directly or indirectly, taken any action which would cause them to be in violation of: (i) the principles set out in the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; (ii) the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (iii) the UK Bribery Act 2010; and (iv) any other applicable anti-corruption and/or anti-bribery laws, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions, and writs of any governmental authority of any jurisdiction applicable to the Company or its Subsidiaries (whether by virtue of jurisdiction or organization or conduct of business) (collectively, the “Applicable Anti-Corruption Laws”).

(b) To the extent a violation of Applicable Anti-Corruption Laws, none of the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, or to the Knowledge of the Company, any other Representatives of the Company or any of its Subsidiaries, or any other Person acting on behalf of the Company or any of its Subsidiaries, have, directly or indirectly, offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment, or any payment related to political activity, to any of the following persons for the purpose of influencing any act or decision of such person in his official capacity, inducing such person to do or omit to do any act in violation of the lawful duty of such official, securing any improper advantage, or inducing such person to use his influence with a foreign government or instrumentality thereof to affect or to influence any act or decision of such government or instrumentality, in order to assist the Company in obtaining or retaining business for or with, or directing the business to, any Person: (i) any person who is an agent, representative, official, officer, director, or employee of any non-U.S. government or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (ii) any person acting in an official capacity for or on behalf of any such government, department, agency, instrumentality, or public international organization; (iii) any political party or official thereof; (iv) any candidate for political or political party office (such recipients in paragraphs (i), (ii), (iii) and (iv) of this Section 2.20(b) collectively, “Government Officials”); or (v) any other individual or entity while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official.

(c) The Company and its Subsidiaries have established reasonable and adequate internal controls and procedures intended to ensure compliance with Applicable Anti-Corruption Laws. To the Knowledge of the Company, the transactions of the Company and its Subsidiaries are accurately recorded on the books and records of the applicable entity, and there are no false or fictitious entries in the books and records of the Company or any of its Subsidiaries.

(d) None of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees, or to the Knowledge of the Company, any other Representatives of the Company or any of its Subsidiaries, has made any payments or transfers of value with the intent, or which have the purpose or effect, of engaging in commercial bribery, or acceptance of or acquiescence in kickbacks or other unlawful or improper means of obtaining business.

Section 2.21 Product Warranties; Product Liability.

(a) Section 2.21(a) of the Company Disclosure Schedule sets forth complete and correct copies of the current standard forms of warranties and guaranties given by the Company and its Subsidiaries with respect to their respective products and services, including written descriptions of any oral warranties or guaranties. No warranties have been given with respect to the Company’s or any of its Subsidiary’s products and services that deviate from the forms set forth in Section 2.21(a) of the Company Disclosure Schedule, other than those for which complete and correct copies have been Made Available to Purchaser or such deviations as would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any material warranty claims, has any material warranty claims pending, or, to the Knowledge of the Company, is threatened with any material warranty claims under any Contract.

(b) There are no material defects in the design or manufacture of any of the products of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice of a material claim against the Company or any of its Subsidiaries alleging a design or manufacturing defect in any products of the Company or any of its Subsidiaries, in each case, excluding any and all requests for product returns in the ordinary course consistent with past experience of the Company and its Subsidiaries.

Section 2.22 Suppliers and Customers.

(a) Section 2.22(a) of the Company Disclosure Schedule sets forth a complete and correct list of: (i) the three (3) largest currently active suppliers to the Company and its Subsidiaries, taken together, during each of the past three (3) fiscal years representing approximately seventy-five percent (75%) of the amounts paid by the Company or its Subsidiaries to its suppliers (based on the aggregate Dollar amount paid to such supplier by the Company and its Subsidiaries during such year) (the “Top Suppliers”); (ii) the ten (10) largest currently active customers of the Company and its Subsidiaries, taken together, during each of the past three (3) fiscal years (based on the aggregate Dollar amount of revenue recognized by the Company and its Subsidiaries during such year) (the “Top Customers”); and (iii) the ten (10) largest currently active distributors of the Company and its Subsidiaries, taken together, during each of the past three (3) fiscal years (based on the aggregate Dollar amount of revenue recognized by the Company and its Subsidiaries during such year) (the “Top Distributors”).

(b) Neither the Company nor any of its Subsidiaries has received any written notice, letter, complaint or other written communication (i) from any Top Supplier or (ii) as of the date hereof,

from any Top Customer or Top Distributor, in each case to the effect that it (x) has materially changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with the Company or any of its Subsidiaries in a manner that is, or is reasonably likely to be, materially adverse to the Company or any of its Subsidiaries, or (y) will fail to perform, or is reasonably likely to fail to perform, any material obligations under any Material Contract with the Company or any of its Subsidiaries in any manner that is, or is reasonably likely to be, materially adverse to the Company or any of its Subsidiaries.

Section 2.23 Brokers. Except for fees payable to Morgan Stanley, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any of the other Transaction Documents based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 2.24 Bank Accounts; Powers of Attorney. Section 2.24 of the Company Disclosure Schedule sets forth a complete and correct list showing (a) all banks in which the Company or any of its Subsidiaries maintains a bank account or safe deposit box, together with, as to each such bank account, the account number, and the names of all signatories thereof and, with respect to each such safe deposit box, the number thereof and the names of all Persons having access thereto; and (b) the names of all Persons, if any, holding powers of attorney from the Company or any of its Subsidiaries, complete and correct copies of which have been Made Available to Purchaser other than those among the Company and its Subsidiaries.

Section 2.25 Legal Status of Directors, Officers, Employees and Contractors. None of the Company’s directors or officers and, to the Knowledge of the Company, none of the Company’s employees or contractors are identified on any of the following documents: (i) the Office of Foreign Assets Control of the United States Department of the Treasury list of “Specially Designated Nationals and Blocked Persons”; (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List”; (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties”; or (iv) the United Nations Security Council Counter-Terrorism Committee “Consolidated List.”

Section 2.26 Related Party Transactions.

(a) There are no Contracts by and between the Company or any of its Subsidiaries, on the one hand, and any Related Party of the Company or any of its Subsidiaries, on the other hand, pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from the Company or any of its Subsidiaries, other than Employee Plans or other employee arrangements, or Company obligations to indemnify in such Related Party’s capacity as a director of the Company.

(b) Other than in the ordinary course of business under the Contracts referred to in Section 2.26(a) of the Company Disclosure Schedules or in connection with the Micron Acquisition or the Cash Adjustments, (i) there are no outstanding notes payable to, accounts receivable from or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a debtor or creditor of, or has any Liability to, any Related Party of the Company or any of its Subsidiaries and (ii) since the date of the Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any Liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party of the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement and the other Transaction Documents.

Section 2.27 Data Protection. Each of the Company and its Subsidiaries (a) is in material compliance with all Data Protection Laws and (b) for the past three (3) years has been in compliance with all Data Protection Laws except as would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has used commercially reasonable efforts to ensure that personally identifiable information collected by the Company and its Subsidiaries is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To the Knowledge of the Company, (i) there has been no unauthorized access, use, modification, loss or damage or other misuse of any such information by the Company or any of its Subsidiaries (or any of their respective employees), and (ii) no Person (including any Governmental Entity) has made any claim or commenced any Action in writing with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such information by the Company or any of its Subsidiaries (or any of their respective employees).

Section 2.28 Information Technology. There has been no failure or breakdown of any material Back-Office Systems that has caused a material disruption or interruption in or to, the operation of the business of the Company or any of its Subsidiaries. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable steps to provide for the remote-site back-up of data and information material to the Company and its Subsidiaries. The Company and its Subsidiaries have in place commercially reasonable disaster recovery and business continuity plans and procedures.

Section 2.29 Export Control Laws. Each of the Company and its Subsidiaries is, and at all times during the past five (5) years has been, in compliance in all material respects with all Export Control Laws. Without limiting the foregoing: (a) each of the Company and its Subsidiaries has obtained all export licenses and other material approvals legally required for its exports of products, Software and technologies required by any Export Control Law and all such approvals and licenses are in full force and effect, (b) to the Knowledge of the Company, there are no pending or threatened claims against the Company or any of its Subsidiaries with respect to such export licenses or other approvals, and (c) there are no actions, conditions or circumstances pertaining to the Company’s or any of its Subsidiaries’ export transactions that would give rise to future Actions against the Company or any of its Subsidiaries. No approval is required under any Export Control Law for the transfer of any export licenses from the Company, unless such approval can be obtained expeditiously without material cost. Section 2.29 of the Company Disclosure Schedule sets forth the true, complete and accurate listing of the export control classification numbers under the applicable Export Control Laws applicable to the Company’s products, software and technologies, indicating the basis for each such classification.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

OF PURCHASER AND MERGER SUB

Purchaser and Merger Sub hereby represent and warrant to the Company as follows:

Section 3.1 Organization and Qualification. Purchaser is a private company with limited liability company duly organized, validly existing and in good standing under the Applicable Laws of the Netherlands, and Merger Sub is an exempted company limited by shares validly existing and in good standing pursuant to the provisions of the CICL. Each of Purchaser and Merger Sub (a) has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted and (b) is duly qualified or licensed as a foreign company to do business, and is in good standing (to the extent such concept or a comparable status is recognized), in each jurisdiction where the character of its properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that, individually and in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 3.2 Authority. Each of Purchaser and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or, at the Closing, will become a party, subject to obtaining a special resolution passed by the shareholders of Merger Sub in accordance with the CICL, to perform its obligations under this Agreement and each such other Transaction Document and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each other Transaction Document to which Purchaser or Merger Sub is or, at the Closing, will become a party, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Purchaser and Merger Sub, the stockholders of Purchaser (if required) and Purchaser as the sole shareholder of Merger Sub, and no other corporate proceedings on the part of Purchaser or Merger Sub are necessary to authorize this Agreement and each other Transaction Document to which Purchaser or Merger Sub, as applicable, is or, at the Closing, will become a party or to consummate the transactions contemplated hereby and thereby. This Agreement and each such other Transaction Document to which Purchaser or Merger Sub, as applicable is or, at the Closing, will become a party have been or, at the Closing, will be, as the case may be, duly and validly executed and delivered by Purchaser or Merger Sub, as applicable and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute or, with respect to any Transaction Document to be executed at the Closing, will constitute valid, legal and binding obligations of Purchaser or Merger Sub, as applicable, enforceable against Purchaser or Merger Sub, as applicable, in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.

Section 3.3 No Conflict; Required Consents and Approvals.

(a) The execution, delivery and performance by each of Purchaser and Merger Sub of this Agreement and each of the Transaction Documents to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (i) conflict with or violate the certificate of incorporation, bylaws or memorandum or articles of association of Purchaser or Merger Sub, as the case may be; (ii) conflict with or violate any Applicable Law with respect to Purchaser or Merger Sub, as the case may be; or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, require any consent of or notice to any Person pursuant to, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Purchaser or any of its Subsidiaries pursuant to, or result in the loss of any benefit under, any Contract or permit of Purchaser or Merger Sub, as applicable, except, in the case of the foregoing clauses (i), (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b) The execution, delivery and performance by each of Purchaser and Merger Sub of this Agreement and each of the Transaction Documents to which it is or will be a party and the consummation of the transactions contemplated hereby or thereby by Purchaser or Merger Sub do not, and the performance of this Agreement by Purchaser or Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity for such performance or in order to prevent the termination of any right, privilege, license or qualification of Purchaser or any of its Subsidiaries, except for (i) any filings required to be made under the HSR Act and other applicable Antitrust Laws, and (ii) the filing of the Plan of Merger with the Cayman Islands Registrar of Companies.

Section 3.4 Brokers. Except for fees payable to GCA Savvian, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any of the other Transaction Documents based upon arrangements made by or on behalf of Purchaser or Merger Sub.

Section 3.5 Investment Representation. Each of Purchaser and Merger Sub is acquiring the Shares through the Transactions for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities laws.

Section 3.6 Litigation. There is no material Action pending or to the knowledge of the Purchaser or Merger Sub, threatened, on behalf of or against Purchaser or Merger Sub that questions or challenges (a) the validity of this Agreement or any Transaction Document to which they are a party or (b) any action taken or to be taken by them pursuant to this Agreement or any Transaction Document to which they are a party or in connection with the transactions contemplated hereby and thereby. Neither Purchaser nor Merger Sub is subject to any material outstanding Action or Governmental Orders in respect of this Agreement, any Transaction Document to which they are a party or the transactions contemplated hereby and thereby.

Section 3.7 Ownership; No Prior Activities and Agreements. Merger Sub is a Subsidiary of Purchaser, and Purchaser owns beneficially and of record all of the outstanding shares of Merger Sub. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has not incurred any obligation or liability or engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person. There are no Contracts between Purchaser, Merger Sub or any of their respective Affiliates, on the one hand, and any member of the management, directors or equityholders of the Company or any of its Subsidiaries, on the other hand, as of the date hereof, that relate in any way to the Company or any of its Subsidiaries or the transactions contemplated hereby.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of the Company. During the period from the date hereof and continuing until the earlier of the termination of this Agreement in accordance with the terms hereof and the Closing, except as expressly contemplated by this Agreement (including the Cash Adjustments) or in connection with the Micron Acquisition or as set forth in Schedule 4.2, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct the businesses of the Company and its Subsidiaries only in the ordinary course of business consistent with past practice and in compliance in all respects with all Applicable Law, and in particular to:

(a) (i) pay outstanding accounts payable (including outstanding invoices for services provided by third parties to the Company and its Subsidiaries) as determined in accordance with GAAP in the ordinary course of business consistent with past practice and (ii) pay all other Indebtedness when due;

(b) use commercially reasonable efforts consistent with past practice to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice;

(c) sell products and services consistent with past practice as to license, service and maintenance terms;

(d) recognize revenue consistent with past practice and policies and in accordance with GAAP requirements;

(e) prosecute and maintain its registrations and applications to register material Intellectual Property owned by the Company or its Subsidiaries, including paying any related fees when due;

(f) keep available the services of its present officers and employees consistent with past practice;

(g) preserve intact their present business relationships with customers, suppliers, distributors, licensors, lessors and other third parties having business dealings with the Company and its Subsidiaries, in each case, consistent with the Company’s and its Subsidiaries’ respective past practices; and

(h) use commercially reasonable efforts to pay or perform its other obligations when due and maintain its assets and properties in good operating condition and repair (including Leased Real Property) consistent with past practice.

Section 4.2 Restrictions on Conduct of Business of the Company. Without limiting the generality or effect of the provisions of Section 4.1 (Conduct of Business of the Company), except as expressly contemplated by this Agreement (including the Cash Adjustments and the incurrence of Transaction Expenses) or in connection with the Micron Acquisition or as set forth in Schedule 4.2, during the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall not, and shall cause its Subsidiaries to not, directly or indirectly, do, cause or permit any of the following (except to the extent expressly set forth otherwise in this Agreement or with the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that Purchaser shall be deemed to have consented if Purchaser does not object in writing within seventy-two (72) hours after a written request for such consent is delivered to Purchaser by the Company):

(a) amend or otherwise change its memorandum or articles of association or equivalent governing documents;

(b) except as expressly set forth in Section 4.18 (Indemnification; Directors’ and Officers’ Insurance), issue, sell, pledge, dispose of, grant or otherwise subject to any Encumbrance, or authorize the issuance, sale, pledge, disposition, grant or Encumbrance of, any shares in the capital or any debt securities of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares in the capital or debt securities, or any other ownership interest, of the Company or any of its Subsidiaries, except pursuant to the terms of Options or RSUs outstanding on the date of this Agreement, in accordance with their terms as existing on the date of this Agreement;

(c) transfer, lease, sell, pledge, license, dispose of or subject to any Encumbrance any tangible assets or properties of the Company or its Subsidiaries with a value or purchase price in the aggregate for such tangible assets or properties in excess of $1,000,000, except for sales and non-exclusive licenses of products, tangible assets or properties in the ordinary course of business pursuant to Contracts for the sale of the Company’s and its Subsidiaries’ products and services in the ordinary course of business;

(d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its share capital (other than dividends or distributions made by a Subsidiary of the Company to the Company or another of its Subsidiaries);

(e) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or make any change to the Company’s capital structure, except (i) for repurchases of shares in connection with or within six (6) months of any termination of service or (ii) in connection with withholding to satisfy Tax obligations with respect to Options, or acquisitions in connection with the vesting or forfeiture of equity awards, or acquisitions in connection with the net exercise of Options, in each case, outstanding on the date hereof in accordance with their terms as existing on the date of this Agreement;

(f) (i) acquire, directly or indirectly (including by merger, consolidation, acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or any division thereof or any other business, or any equity interest in any Person or assets in an extraordinary transaction having a purchase price in excess of $500,000, except Inventory in the ordinary course of business consistent with past practice; (ii) incur any Indebtedness, other than in the ordinary course consistent with past practice other than (A) purchase money borrowings, (B) indebtedness for borrowed money incurred in the ordinary course of business, and (C) intercompany indebtedness), or assume, guarantee or endorse, or otherwise become responsible for (contingently or otherwise), the Indebtedness of any other Person; (iii) make any loans, advances or capital contributions, except for loans or advances for travel expenses and extended payment terms for customers, in each case subject to Applicable Law and only in the ordinary course of business consistent with past practice; (iv) make, authorize or make any commitment with respect to, any single capital expenditure that is, individually, in excess of $500,000 or is, together with other capital expenditures that the Company or any of its Subsidiaries has made or authorized or to which the Company or any of its Subsidiaries has made a commitment with respect to a date or period following the date of this Agreement, in excess of $500,000, other than, in each case, as set forth in the 2014 budget as Made Available to Purchaser or satisfied in full prior to Closing; (v) make or direct to be made any capital investments in any Person, other than investments in any Subsidiary of the Company; or (vi) enter into any Material Contract providing for any matter set forth in this Section 4.2(f) other than in the ordinary course of business;

(g) except as expressly permitted by any clause of this Section 4.2(g), (i) increase the compensation payable or to become payable (including bonus grants and retention payments) or increase or accelerate the vesting of any benefits provided, or pay or award any payment or benefit not required by an Employee Plan as existing on the date hereof and disclosed in Section 2.11(a) of the Company Disclosure Schedule or by Applicable Law, to its current and former directors, officers or employees or other individual service providers, provided, however, that the Company may provide non-material increases in compensation to employees who are not officers or senior director-level employees to the extent that such increases are in the ordinary course of business consistent with past practice, (ii) grant any severance or termination pay or retention payments or benefits to, or enter into or amend or terminate any employment, severance, retention, change in control, individual consulting or termination Contract with, any current or former director, officer or other employee or other individual service providers of the Company or its Subsidiaries, (iii) establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund or policy for the benefit of any current or former director, officer or employee or other service providers, (iv) pay or make any accrual or other arrangement for, or take any action to fund or secure payment of, any severance pension, indemnification, retirement allowance, or other benefit, (v) hire, elect or appoint any officer or senior director-level employee, or (vi) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee identified on Schedule 4.2(g)(vi) (“Key

Employee”); provided, however, that the Company may terminate the employment of a Key Employee for cause with the consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed. For purposes of the immediately preceding proviso, Purchaser shall be deemed to have consented to the termination of the Key Employee for cause if Purchaser does not object in writing within two (2) Business Days after a written request for such consent is delivered to Purchaser by the Company;

(h) change in any material respect any of the Company’s accounting policies or procedures (including procedures with respect to the payment of accounts payable and collection of accounts receivable, and the revaluation of any assets), except in each case as required by changes in GAAP or Applicable Law;

(i) make any material change in any GAAP accounting treatment election, adopt or change any accounting period or adopt or change any accounting method, except in each case as required by changes in GAAP or Applicable Law;

(j) make any material change or revoke any material Tax election or allow any material Tax election previously made to expire, file any amended material Tax Return, adopt or change any Tax accounting method or Tax accounting period, enter into, cancel or modify any agreement with a Taxing Authority, settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of material Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of its Subsidiaries, destroy or dispose of any books and records with respect to Tax matters relating to periods beginning before the Closing and for which the statute of limitations is still open or under which a record retention agreement is in place with a Taxing Authority;

(k) commence, negotiate, settle, pay, discharge or satisfy any litigation, arbitration or other Action, or give any discount, accommodation or other concession that requires payment to or by the Company or any of its Subsidiaries (exclusive of attorney’s fees) in excess of $150,000 in any single instance or in excess of the amount set forth on Schedule 4.2(k) in the aggregate (other than any Action (A) in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable, (B) that is covered by the Insurance Policies, (C) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Purchaser prior to the filing of such an Action), or (D) for a breach of this Agreement);

(l) (i) enter into any Contract or amendment (A) that would constitute a Material Contract under the provisions of clauses (iv), (v) or (xiii) of Section 2.17(a) or (B) other than in the ordinary course of business that would constitute a Material Contract under the provisions of clauses (viii), (xi), (xii), (xiv), (xv), (xvi) or (xviii) of Section 2.17(a) or (ii) amend or modify in any material respect (other than in the ordinary course of business) if in effect as of the date hereof or terminate (other than by expiration) any Material Contract; provided, however, that solely for purposes of this Section 4.2(l), the definition of “Material Contract” shall not include Contracts entered into with customers and suppliers of the Company in the ordinary course of business consistent with past practice;

(m) without limiting the generality or effect of the provisions of Section 4.2(l) above, enter into any Contract (i) under which the Company or its Subsidiaries grants or provides, or agrees to grant or provide, to any third Person any assignment, license, covenant, release, immunity or other right with respect to any Intellectual Property (other than in the ordinary course of business consistent with past practice); (ii) under which the Company or its Subsidiaries establishes with any third party a joint venture, strategic relationship, or partnership pursuant to which the Company or one of its Subsidiaries agrees to develop or create any material Intellectual Property, products or services; or (iii) that will cause or require

(or purport to cause or require) the Company or Purchaser or any of their Affiliates to (A) grant to any third party any license, covenant not to sue, immunity or other right with respect to or under any of the Intellectual Property of Purchaser or any of its Affiliates (other than in the ordinary course of business consistent with past practice), (B) be obligated to pay any royalties to any third party or (C) offer any discounts to any third party (other than in the ordinary course of business);

(n) enter into any agreement for the purchase, lease, sublease or license of Real Property or enter into any operating lease or any renewals thereof, other than in the ordinary course of business consistent with past practice;

(o) terminate, cancel or materially amend any Insurance Policy that is not promptly replaced by a comparable amount of insurance coverage;

(p) terminate, waive or cancel any right or registration of a right, including taking any action that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any material Intellectual Property owned by the Company or any of its Subsidiaries; and

(q) enter into any formal or informal agreement or commitment providing for any of the foregoing, or any action which would reasonably be expected to make the condition set forth in Section 5.1 (Conditions to the Obligations of Purchaser and Merger Sub) would not be satisfied.

Purchaser acknowledges and agrees that: (i) nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, (ii) prior to the Effective Time, each of the Company and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Purchaser shall be required with respect to any matter set forth in Section 4.2 (Restrictions on Conduct of Business of the Company) or elsewhere in this Agreement to the extent the requirement of such consent would violate applicable antitrust Law.

Section 4.3 Reasonable Efforts.

(a) Each of the parties to this Agreement agrees to use reasonable best efforts and to cooperate with each other party hereto, to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under Applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Transaction Documents as promptly as practicable, including, subject to any applicable limitations set forth in this Section 4.3 and other provisions of this Agreement, causing the satisfaction of the respective conditions set forth in Article 5 (Conditions to Closing) and executing and delivering such other instruments and doing and performing such other acts and things as may necessary or reasonably desirable for effecting the consummation of the Merger or the other transactions contemplated hereby.

(b) Without prejudice to the provisions of Section 4.3(a) (Reasonable Efforts), if required by any Applicable Law, each of the parties hereto (i) shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) a pre-merger notification in accordance with the HSR Act with respect to the Merger within ten (10) Business Days after the date of this Agreement, and (ii) shall file an antitrust notification in the other jurisdictions set forth on Schedule 4.3(b) hereto as promptly as possible. Each of the parties hereto shall furnish promptly to the FTC, the Antitrust Division and any other requesting Governmental Entity any additional information requested by either of them pursuant to the HSR Act or any other applicable

Antitrust Law in connection with such filings. To the extent permitted by Applicable Law, and subject to all applicable privileges, including the attorney client privilege, each of the parties hereto shall, to the extent practicable, consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other Antitrust Laws. Each of the parties hereto shall cooperate reasonably with each other in connection with the making of all such filings or responses.

(c) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Purchaser or any of its Subsidiaries or Affiliates to, and, except with the prior written consent of Purchaser, neither the Company nor any Shareholder shall take any action to, or shall allow any of the Subsidiaries of the Company to, consent or proffer to divest, hold separate, or enter into any license or similar Contract with respect to, or agree to restrict the ownership or operation of, any business or assets of Purchaser, the Company or any of their respective Subsidiaries or Affiliates.

(d) Each of Purchaser and the Company shall promptly inform the other of any oral communication with, and provide copies of written communications with, any Governmental Entity regarding any such filings or any such transaction to the extent permitted by Law. To the extent practical, neither Purchaser nor the Company shall independently participate in any meeting or conference call with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. If participation is not practical, the party participating in such communication with a Governmental Authority shall, to the extent not prohibited by the Governmental Authority, promptly inform the other party of the communication.

(e) Purchaser shall pay any applicable filing fee under the HSR Act and any other filing made pursuant to any other applicable Antitrust Law.

Section 4.4 Shareholder Approval.

(a) For the purpose of obtaining the Requisite Shareholder Approval, as soon as practicable following the execution and delivery of this Agreement, but in any event no later than three (3) Business Days thereafter, the Company shall (i) call an extraordinary general meeting of all Shareholders listed in Schedule B for the purpose of considering, and if thought fit, or (ii) solicit a unanimous written resolution of all Shareholders listed in Schedule B for the purpose of, adopting this Agreement and the Plan of Merger and approving the Resolutions.

(b) In connection with the solicitation of consent for the purpose of obtaining the Requisite Shareholder Approval, the Company shall furnish to Purchaser, as soon as practicable upon the delivery and effectiveness of the Resolutions, a copy of the Resolutions.

(c) As soon as reasonably practicable following the date of this Agreement, but in no event later than thirty (30) days following the date of this Agreement, the Company will seek shareholder approval, in accordance with Section 280G(b)(5)(B) of the Code, of the right of any “disqualified individual” to receive or retain any payments or benefits that would, in the absence of such shareholder approval, constitute “excess parachute payments” within the meaning of Section 280G of the Code (any such approval, to the extent obtained in a manner which satisfied all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations issued thereunder, referred to herein as the “280G Shareholder Approval”). At least one (1) day prior to seeking such approval, the Company shall use its reasonable best efforts to seek, obtain and deliver to Purchaser parachute payment waivers from each Person who is a “disqualified individual” (such Persons (as of the date hereof) being set forth in Section

2.16(1) of the Company Disclosure Schedule) such that unless such payments or benefits are approved by the Shareholders to the extent and in the manner prescribed under Section 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code and the regulations issued thereunder, such payments or benefits shall not be paid or provided and neither the intended recipients nor any other Person shall have any right or entitlement with respect thereto. The Company shall provide copies of any parachute payment waivers, information statements and voting materials related to the shareholder approval described in this Section 4.4(c) to Purchaser reasonably in advance of, but in no event later than five (5) days prior to, distribution to the Shareholders or the “disqualified individuals”, as applicable, and Purchaser shall be provided with a reasonable opportunity to comment thereon. Notwithstanding anything herein to the contrary, including but not limited to any actions or failure to act which would be permitted under Section 4.1 (Conduct of Business of the Company) or Section 4.2 (Restrictions on Conduct of Business of the Company), neither the Company nor its Subsidiaries shall take any action (or permit or cause to be taken any action) that could or would reasonably be expected to invalidate the 280G Shareholder Approval, if obtained.

Section 4.5 Third Party Notices and Consents; Certain Amendments and Terminations.

(a) The Company shall use commercially reasonable efforts to deliver such notices and obtain prior to the Closing, such consents, waivers and approvals of third parties as may be necessary or appropriate to permit the consummation of the Merger and any Contract entered into after the date hereof that would have been required to be listed or described in Section 2.17(a) of the Company Disclosure Schedule if entered into prior to the date hereof.

(b) The Company shall give all notices and other information required to be given prior to Closing to the employees of the Company and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Laws in connection with the transactions contemplated by this Agreement.

Section 4.6 Confidentiality. The parties understand and agree that this Agreement is subject to the terms and conditions of the certain Confidentiality Agreement entered into between ON Semiconductor Corporation and the Company dated January 14, 2014 (the “Confidentiality Agreement”). Each party that is not a party to the Confidentiality Agreement, including the Equityholder Representative, will hold, and will direct its Representatives to hold, in confidence, in accordance with the terms of the Confidentiality Agreement as if such party were a party to the Confidentiality Agreement and a “receiving party” thereunder, all documents and information made available to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement and each of the other Transaction Documents, including the terms and conditions of this Agreement, until the termination or expiration of the Confidentiality Agreement in accordance with its terms.

Section 4.7 Public Announcements. Unless otherwise required based on advice of counsel by Law or the rules of any stock exchange or quotation system on which a Person’s stock is listed, prior to the Closing Date, no press release or other public announcement with respect to the Merger or other transactions contemplated by this Agreement or any of the other Transaction Documents will be made by or on behalf of any party hereto or its Affiliates without the prior approval of the other parties by email or otherwise (which approval shall not be unreasonably withheld, conditioned or delayed). If in the judgment of either party based on advice of counsel such a news release or public announcement is required by Law or the rules of any stock exchange or quotation system on which a Person’s stock is listed, the party intending to make such release or announcement shall provide prior notice to the other parties of the contents of such release or announcement and shall consult with the other parties with respect thereto, to the extent practicable.

Section 4.8 Exclusivity.

(a) From and after the date hereof until the Closing or termination of this Agreement pursuant to Article 7 (Termination), the Company and its Subsidiaries shall not, and will cause their respective Representatives and Shareholders not to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer for, regarding or concerning any Alternative Transaction (an “Acquisition Proposal”), (ii) enter into, participate in, maintain or continue any discussions (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information regarding the Company with respect to, or take any other action regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) otherwise cooperate with, facilitate or encourage any effort or attempt by any Person to effect any Alternative Transaction, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal or (v) submit any Acquisition Proposal (other than the Merger to the extent contemplated by this Agreement) to the vote of any shareholder of the Company. The Company will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date hereof with respect to any Acquisition Proposal. If any Representative or Shareholder of the Company, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 4.8 to cause such Representative or Shareholder not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 4.8.

(b) The Company shall promptly (and in any event within 24 hours) notify Purchaser in writing after receipt by the Company (or, to the Knowledge of the Company by any of its Representatives or Shareholders) of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or (iii) any request made in connection with an Acquisition Proposal for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person other than Purchaser and its Representatives not in the ordinary course of business consistent with past practice. Such notice shall describe (A) the terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request (an “Acquiror”), in each case subject to any confidentiality obligations of the Company under any non-disclosure agreement to which it is a party or bound as in effect as of the date of this Agreement. The Company shall keep Purchaser fully informed by email or otherwise of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Purchaser with forty-eight (48) hours’ prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

Section 4.9 Employee Matters.

(a) From and after the Effective Time, Purchaser or the Surviving Company shall permit all employees of the Company and its Subsidiaries who remain employees of the Surviving Company (or its Subsidiaries) following the Effective Time (the “Continuing Employees”) to participate in the benefit plans, programs and arrangements of Purchaser and the Surviving Company (other than equity compensation plans) (the “Purchaser Plans”) to the same extent as similarly situated employees of Purchaser or its Subsidiaries. With respect to the Continuing Employees, Purchaser shall treat, and cause the applicable Purchaser Plans to treat, the service of the Continuing Employees with the Company and its Subsidiaries prior to the Effective Time as service rendered to Purchaser or any Affiliate of Purchaser for purposes of eligibility to participate and vesting, including applicability of minimum waiting periods for participation, and solely for purpose of welfare plans such as vacation and severance, for benefit accrual. Purchaser shall use commercially reasonable efforts to provide that no such Continuing Employee, or any of his or her eligible dependents, who, at the Effective Time, are participating in the Company’s group health plan shall be excluded from Purchaser’s group health plan, or limited in coverage thereunder, by reason of any waiting period restriction or pre-existing condition limitation. Notwithstanding the foregoing, Purchaser shall not be required to provide any coverage, benefits or credit inconsistent with the terms of any Purchaser Plans.

(b) Nothing contained in this Section 4.9 shall require or imply that the employment of the employees of the Company or its Subsidiaries who are employed at the Effective Time will continue for any particular period of time following the Effective Time. This Section 4.9 is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties to this Agreement and their respective successors and permitted assigns, to create any agreement of employment with any Person or to otherwise create any third-party beneficiary hereunder, or to be interpreted as an amendment to any plan of Purchaser or any Affiliate of Purchaser.

(c) Effective as of the day immediately preceding the Closing Date, the Company shall terminate each Employee Plan intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “401(k) Plan(s)”) pursuant to resolutions of the Board (unless Purchaser provides written notice to the Company no later than three (3) Business Days prior to the Effective Time that such 401(k) Plan(s) shall not be terminated). In connection with such termination, the Company shall make such amendments to the 401(k) Plan(s) as required by Applicable Law. The Company shall provide Purchaser with evidence that such 401(k) Plan(s) have been terminated (effective no later than the date stated above). The form and substance of such resolutions shall be subject to review and approval of Purchaser. If Purchaser shall require the Company to terminate its 401(k) Plan(s) before the Closing Date, Purchaser shall permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash in an amount equal to the eligible rollover distribution portion of the account balance distributed to such Continuing Employee from the Company’s 401(k) Plan(s) to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Purchaser or any of its Subsidiaries. For purpose of this Section 4.9(c), the term “eligible rollover distributions” shall include (i) the amount of any unpaid balance of any loan made to a Continuing Employee under the Company’s 401(k) Plan(s) and (ii) the promissory note evidencing such loan.

(d) To the extent any employee notification or consultation requirements are imposed by Applicable Law with respect to any of the transactions contemplated herein, the Company will cooperate with Purchaser to ensure that such notification or consultation requirements are complied with prior to the Effective Time.

(e) The timing and content of any announcement or notification to the employees and independent contractors of the Company and its Subsidiaries with respect to the Merger or other transactions contemplated by this Agreement (which, for the avoidance of doubt, shall not include any press release or other public statement or any offer profiles or independent contractor agreements or related communications to individual employees of the Company and its Subsidiaries, or any notification otherwise required to be made under this Agreement) shall be subject to the approval, which shall not be unreasonably withheld, delayed or conditioned, of each of Purchaser and the Company.

Section 4.10 Tax Matters.

(a) Cooperation in Tax Matters. Each of Purchaser and the Equityholder Representative agrees to retain and furnish or cause to be furnished to one another, upon request, as promptly as practicable, such information and assistance relating to the Company or its Subsidiaries as is reasonably necessary for the filing of all Tax Returns of or with respect to the Company or its Subsidiaries, the making of any election related to Taxes of or with respect to the Company or its Subsidiaries, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any Action relating to any Tax Return of or with respect to the Company or its Subsidiaries. Purchaser and the Equityholder Representative shall reasonably cooperate with each other in the conduct of any audit or other proceeding related to Taxes of or with respect to the Company or its Subsidiaries and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 4.10. In the event any Taxing Authority informs the Equityholder Representative or any Shareholder, on the one hand, or Purchaser or the Company, on the other, of any notice of proposed audit, claim, assessment or other dispute concerning an amount of Taxes with respect to which the other party may incur Liability hereunder, the party so informed shall promptly notify the other party of such matter; provided, that failure to promptly notify shall not reduce the other party’s indemnity obligation hereunder except to the extent such party’s ability to defend against such matter is actually prejudiced thereby.

(b) Tax Contests.

(i) The Equityholder Representative shall control the defense of all Tax audits, proceedings assessments or claims (“Tax Matters”) that, if determined adversely to the Company or its Subsidiaries, would be grounds for indemnification under Section 6.2 (Indemnification), including the settlement or compromise thereof, provided, however, that the Equityholder Representative shall keep the Purchaser reasonably informed of the progress of any such Tax Matter and shall not enter into any such settlement or compromise without obtaining Purchaser’s prior written consent thereto, which shall not be unreasonably withheld, conditioned or delayed. In the event of any conflict between the provisions of this Section 4.10 and Section 6.5 (Third Party Actions), the provisions of this Section 4.10 shall control.

(ii) Neither Purchaser, the Company nor any of their respective Subsidiaries shall initiate any communications with the IRS or other relevant Tax Authority for the sole purpose of resolving any specific issues related to Taxes to the extent the resolution of such issues could reasonably be expected to give rise to an indemnification obligation under Section 6.2 (Indemnification) without the prior written approval of the Equityholder Representative, which approval shall not be unreasonably withheld or delayed.

(c) Transfer Taxes. Any Transfer Taxes shall be borne fifty percent (50%) by Purchaser, and the other fifty percent (50%) shall be treated as a Transaction Expense. Any Tax Returns that must be filed in connection with any Transfer Taxes shall be prepared and filed by the party that customarily has primary responsibility for filing such Tax Returns pursuant to the Applicable Laws and provide the other party with a complete and correct copy thereof. Purchaser and the Equityholder Representative shall cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any Transfer Taxes.

(d) Straddle Period. For purposes of determining the Taxes payable by the Indemnifying Holders under Section 4.10(e) (Tax Matters; Filing Tax Returns) and the Taxes for which the Indemnifying Holders are liable under Section 6.2(a)(vi) (Indemnification), Taxes for which the Company and its Subsidiaries are liable for any taxable period ending after and including the Closing Date (a “Straddle Period”) shall be allocated to the portion of the period ending on the Closing Date as follows: (i) with respect to property Taxes, the amount allocable to the portion of the period ending on the Closing Date shall equal the amount of such property Taxes for such entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period; and (ii) with respect to all other Taxes, the amount allocable to the portion of the period ending on the Closing Date shall be determined based on an actual closing of the books used to calculate such Taxes as if such tax period ended as of the close of business on the Closing Date (and for such purpose, the tax period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time). In the case of clause (ii), exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date was the last day of the Straddle Period) shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion.

(e) Filing Tax Returns. Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries that are filed after the Effective Time; provided that (i) Purchaser shall provide drafts to the Equityholder Representative of any such Tax Returns that relate to taxable periods (or portions thereof) ending on or prior to the Closing Date at least thirty (30) days prior to the filing of any such Tax Returns if the Shareholders would be liable for the Taxes shown on such Tax Return under Section 6.2(a) (Indemnification), (ii) such Tax Returns shall be prepared in accordance with the past practices of the Company and its Subsidiaries, and (iii) no such Tax Return shall be filed without the prior written consent of the Equityholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed. The Equityholder Representative shall instruct the Escrow Agent to pay to Purchaser, with funds from the Escrow Fund, the full amount of Taxes due with respect to such Tax Returns for which the Indemnifying Holders are liable under Section 6.2(a)(vi) (Indemnification). Purchaser shall not file any amended Tax Returns with respect to taxable periods (or portions thereof) ending on or prior to the Closing Date without the consent of the Equityholder Representative, which consent shall not be unreasonably withheld, conditioned, or delayed.

(f) Tax Refunds. Until the end of the Tax Survival Period, Purchaser shall pay or cause to be paid to the Indemnifying Holders (in a manner consistent with Section 1.13(i) (Post-Closing Adjustment)) any refunds or credits of Taxes of the Company or any of its Subsidiaries that are received after the Closing Date and that relate to any taxable period (or portion thereof) ending on or before the Closing Date, other than any refunds or credits that are attributable to any carryback of net operating losses, capital losses or other Tax attributes attributable to a tax period or portion thereof beginning after the Closing Date. Purchaser shall use commercially reasonable efforts to pursue any claims for refund of the Company or any of its Subsidiaries pending as of the Closing Date. Purchaser shall make payment of any such refund described in this Section 4.10(f) to the Indemnifying Holders within thirty (30) days of receipt of the refund.

(g) Tax Benefit. Within thirty (30) days after filing an income Tax Return or amended income Tax Return that claims a reduction in Tax or utilizes a net operating loss attributable to deductions of the Company or its Subsidiaries attributable to payments to the Indemnifying Holders under Section 1.9 or Transaction Expenses (“Tax Items”), Purchaser shall deliver, or cause to be delivered, to the Equityholder Representative information detailing the calculation of the Tax Benefit (if any) with respect to such Tax Return. If the Company or its Subsidiaries claims on an income Tax Return a reduction in income Taxes that otherwise would have been due and payable attributable to the Tax Items or to a net operating loss attributable to the Tax Items (such a reduction, a “Tax Benefit”), such reduction shall be for the benefit of the Indemnifying Holders and Company or Purchaser shall pay to the Indemnifying Holders (in a manner consistent with Section 1.13(i)) the amount of any such reduction within thirty (30) days after the filing of the income Tax Return or amended income Tax Return claiming such Tax Benefit. For purposes of this Section 4.10(g), Tax Benefits shall be calculated by comparing (A) the liability of the Company and its Subsidiaries for such income Taxes for the relevant taxable period as determined without taking into account the Tax Items (or any net operating loss attributable to the Tax Items) but taking into account all other Tax deductions, net operating losses, credits or other items of the Company and its Subsidiaries and (B) the actual liability of the Company and the Company Subsidiaries for such income Taxes for the relevant taxable period as determined taking into account the Tax Items (or any net operating loss attributable to the Tax Items) and all other Tax deductions, net operating losses, credits or other items of the Company and its Subsidiaries. Notwithstanding anything herein to the contrary, this Section 4.10(g) shall survive until the end of the Tax Survival Period.

(h) Pre-Closing Actions. Prior to the Closing Date, the Company shall use commercially reasonable efforts to cooperate with Purchaser in (i) obtaining from the Inland Revenue Authority of Singapore a waiver of the “shareholders continuity test” as applied to Aptina Pte. Ltd. with respect to the carryforward of the Singapore Losses to tax periods or portions thereof beginning after the Closing Date and (ii) requesting an interpretation from Statistics Korea with respect to the classification, for VAT purposes, of the services provided by Aptina Korea Co., Ltd. to Aptina Pte. Ltd.

(i) Section 338(g) Election. Notwithstanding anything herein to the contrary, the parties agree that Purchaser shall have the unilateral right to make an election under Section 338(g) of the Code with respect to the transactions contemplated hereby and in accordance with Applicable Law, including Section 1060 of the Code. Notwithstanding anything herein to the contrary, the parties agree the Company may cause Aptina Holdings (Cayman), Inc. to make an election with an effective date prior to the Closing Date to be classified as a disregarded entity for U.S. federal income tax purposes.

(j) Effect on Indemnity Rights of Purchaser. Nothing in this Section 4.10 shall be deemed to limit or otherwise affect the rights of Purchaser under Article 6 (Survival of Representations, Warranties, Covenants and Agreements; Indemnification) hereof.

(k) Purchaser’s Use. With the exception of Section 4.10(f) and Section 4.10(g), nothing in this Agreement shall be construed to require Purchaser or its Affiliates to make any payment to the Indemnifying Holders or any other party for the use of any Tax deduction, net operating loss, credit, refund, or other Tax attribute of the Company or its Subsidiaries.

Section 4.11 Access to Information.

(a) During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall afford Purchaser and its Representatives such access during business hours to the Company’s properties, books, Contracts, records (including, without limitation, financial statements and any documents or materials related to Taxes), business, properties and personnel as Purchaser may reasonably request upon reasonable advance written notice in connection with Purchaser’s efforts to consummate the Transactions; provided, however, that the foregoing shall not require the Company to provide any such access or disclose any information to the extent the provision of such access or such disclosure would contravene Applicable Law. Purchaser and its Representatives shall cooperate with the Company and its Representatives and shall use their commercially reasonable efforts to minimize any disruption to the businesses of the Company and its Subsidiaries. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would require the Company or any of its Subsidiaries to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which the Company or any of its Subsidiaries are bound. In addition, prior to the Closing, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), Purchaser and its Representatives shall not contact any suppliers to, or customers or other business partners of, the Company or any of its Subsidiaries, provided that the Company shall have the right to have a representative present during any such contact in the event that it consents to such contact.

(b) No information or knowledge obtained in any investigation pursuant to this Section 4.11 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereto to consummate the Merger.

Section 4.12 Notification. No later than three (3) Business Days prior to the Closing, the Company shall notify Purchaser in writing to the extent the Company has Knowledge of: (a) any event, condition, fact or circumstance that occurs, arises or exists on or after the date of this Agreement and that would cause or constitute a breach of any representation or warranty made by the Company in this Agreement if such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance such that the condition set forth in Section 5.1(a) would not be satisfied as of such date; (b) any breach of any covenant or obligation of the Company such that the condition set forth in Section 5.1(a) would not be satisfied as of such date; or (c) any event, condition, fact or circumstance that would make the timely satisfaction of any of the other conditions set forth in Section 5.1 (Conditions to the Obligations of Purchaser and Merger Sub) impossible or unlikely. No notification under this Section 4.12 shall (i) be deemed to update the Company Disclosure Schedule for any purpose herein, (ii) cure any breach of any representation or warranty made by the Company herein, or (iii) limit or affect Purchaser’s right to indemnification hereunder in any manner.

Section 4.13 Monthly Financial Statements. The Company will deliver to Purchaser as promptly as practicable (and in any event within ten (10) Business Days) after the end of each calendar month copies of the unaudited monthly financial statements delivered by the Company to the Sponsor Holders for such calendar month.

Section 4.14 Termination of Shareholder Agreements. The Company shall, and shall cause the Shareholders to, cause the termination, effective immediately prior to the Closing Date, of all shareholder agreements to which the Company is party, in each case, without any Liability to the Company.

Section 4.15 Books and Records. At the Closing, the Company shall deliver to Purchaser the minute books containing the records of all proceedings, consents, actions and meetings of the Board and any Subsidiary of the Company that has a board of directors, committees of such boards and equityholders of the Company and its Subsidiaries and the registers of members reflecting all issuances and transfers of shares in the capital of the Company and its Subsidiaries.

Section 4.16 Stock Plans and Agreements. Prior to the Effective Time, the Company shall take all actions necessary to ensure that (a) subject to Section 1.9 (Options and Restricted Stock Units), all of the Company’s option or other equity-based plans and agreements shall terminate as of the Effective Time and (b) after the Effective Time, neither the Surviving Company nor any of its Subsidiaries is bound by any Option, RSU or other equity-based right that would entitle any Person, other than Purchaser or its Affiliates, to beneficially own, or receive any payments of, or in respect of, any share capital of the Company, the Surviving Company or any of their Subsidiaries, except as expressly set forth in Article 1 (The Merger). In addition, prior to the Closing, the Company shall take the actions set forth on Schedule 4.16.

Section 4.17 Further Actions. If, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Purchaser with control over, with full right and title to and possession of the Company, each party hereto shall execute such documentation and take such other lawful and necessary action to carry out such purposes and so vest Purchaser consistent with the terms of this Agreement.

Section 4.18 Indemnification; Directors’ and Officers’ Insurance. From and after the Closing Date, Purchaser shall cause the Surviving Company to indemnify, defend and hold harmless, to the fullest extent permitted under Applicable Law, the individuals who on or prior to the Closing Date were directors or officers of the Company (collectively, the “D&O Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company at any time on or prior to the Closing Date. Purchaser agrees that all rights of the D&O Indemnitees to advancement of expenses, indemnification and exculpation from liabilities for acts or omissions occurring on or prior to the Closing Date as provided in the memorandum and articles of association of the Company as now in effect, and any indemnification agreements of the Company shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by Applicable Law or approved by each such D&O Indemnitee. The Company shall purchase prior to the Closing, and Purchaser shall, and shall cause the Surviving Company to maintain in effect for six (6) years from and after the Effective Time, the “run-off” coverage or directors’ and officers’ and corporate liability insurance covering those individuals who are covered by the directors’ and officers’ and corporate liability insurance policy or policies provided for directors and officers of the Company as of the date hereof (the “D&O Tail Policy”). In the event that the Surviving Company or its respective successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made by Purchaser so that the successors and assigns of the Surviving Company shall assume all of the obligations thereof set forth in this Section 4.18. The provisions of this Section 4.18 shall survive the consummation of the Merger, are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Applicable Law, Contract or otherwise.

Section 4.19 Cash Adjustment. Unless otherwise agreed by the parties, the Company’s Subsidiaries will have no Cash as of immediately prior to the Closing (other than the Company’s Subsidiaries domiciled in the United States, at the Company’s discretion) and the amount of Cash held by the Company immediately prior to the Effective Time shall be distributed to the Shareholders, Optionholders and the RSU holder in accordance with the allocations set forth in Section 1.13(i). It is the expectation of the Parties that the Company and the Company Subsidiaries will implement one or more Cash Adjustments on or prior to the Closing Date in order to achieve that result.

Section 4.20 Patents. The Company shall, as of or prior to Closing, provide to Purchaser a complete and accurate list of all actions required to the Knowledge of the Company to be taken within ninety (90) Business Days of the Closing Date for each Patent of the Company and its Subsidiaries as of the Closing Date to be in compliance with all procedural requirements of Applicable Law.

ARTICLE 5

CONDITIONS TO CLOSING

Section 5.1 Conditions to Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to consummate the Closing are subject to the satisfaction or waiver of each of the following conditions:

(a) Representations, Warranties and Covenants of the Company. (i) The Company shall have complied in all material respects with all of its covenants and agreements contained in this Agreement required to be performed by it on or prior to the Closing Date, (ii) each of the representations and warranties of the Company set forth in Section 2.1(a) (Organization and Qualification), Section

2.3(a) (Capitalization), Section 2.4 (Authority), and Section 2.5 (No Conflict; Required Consents and Approvals) shall have been true and correct in all respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made as of the Closing (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date), (iii) each of the representations and warranties of the Company contained herein shall have been true and correct in all material respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made as of the Closing (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date), in each case, without regard to any qualification as to materiality included therein (except that for such representations and warranties that contain a Company Material Adverse Effect qualifier, such qualifier shall not be disregarded and such representations and warranties shall be true and correct in all respects), provided that (A) with respect to Section 2.9 (No Undisclosed Liabilities), at and as of the Closing such representation and warranty need only be true and correct in all material respects with breaches that do not exceed $500,000 individually or $2,5000,000 in the aggregate (other than breaches of Section 2.9(i) – (iv) (inclusive)) and (B) with respect to Section 2.10 (Litigation), at and as of the Closing such representation and warranty need only be true and correct as would not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, and (iv) Purchaser shall have received a certificate signed by a duly authorized executive officer of the Company to the foregoing effect and to the effect that the conditions specified within this Section 5.1(a) and Section 5.1(e) have been satisfied.

(b) HSR Act. Any waiting period (and any extension thereof) under the HSR Act or any other Antitrust Laws listed on Schedule 5.1(b) applicable to the transactions contemplated by this Agreement and the Transaction Documents shall have expired or shall have been terminated.

(c) Approval of Shareholders. The Requisite Shareholder Approval shall have been validly obtained under the CICL and the Company’s memorandum and articles of association.

(d) No Violation. No Law shall have been enacted or exist that is in effect on the Closing Date that would prohibit the transactions contemplated by this Agreement and the other Transaction Documents or the consummation of the Closing. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity preventing the consummation of the Merger or other transactions contemplated by this Agreement or the other Transaction Documents shall be in effect, nor shall any Action have been taken or threatened by any Governmental Entity seeking any of the foregoing.

(e) No Company Material Adverse Effect. Since the date hereof, no Company Material Adverse Effect shall have occurred and be continuing as of the Effective Time.

(f) Termination of Indebtedness. The Company shall have delivered to Purchaser evidence of (i) the cancellation of and release from all Indebtedness of the Company and its Subsidiaries, in a form satisfactory to Purchaser, and (ii) the termination of all Encumbrances with respect to such Indebtedness on any assets of the Company or any of its Subsidiaries in a form satisfactory to Purchaser.

(g) Other Actions. Prior to the Closing, the Company shall have taken the actions set forth on Schedule 5.1(g).

(h) Resignations. Each member of the board of directors (or equivalent governing body) and officer of each of the Company and its Subsidiaries, as applicable, in office immediately prior to the Effective Time, shall have delivered a letter of resignation in a form reasonably satisfactory to Purchaser resigning from his or her position as officer or director (but not as employee unless otherwise required pursuant to the terms of this Agreement).

(i) Maximum Dissenting Shares. The number of Shares that are Dissenting Shares shall not constitute more than five percent (5%) of the number of Shares outstanding immediately prior to the Effective Time.

(j) Transaction Documents. The Company shall have executed and delivered to Purchaser this Agreement and all other Transaction Documents to which it is a party.

(k) Certified Closing Report. Purchaser shall have received the Certified Closing Report.

Section 5.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing are subject to the satisfaction or waiver of each of the following conditions:

(a) Representations, Warranties and Covenants of Purchaser and Merger Sub. Except as would not be reasonably be expected to prevent consummation of the Merger by Purchaser and Merger Sub and the other transactions contemplated hereby, (i) each of Purchaser and Merger Sub shall have complied in all material respects with all of its covenants and agreements contained in this Agreement required to be performed and satisfied by it on or prior to the Closing Date, (ii) each of the representations and warranties of Purchaser and Merger Sub set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authority) and Section 3.3 (No Conflict; Required Consents and Approvals) shall have been true and correct in all respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made as of the Closing (except that for such representations and warranties that contain a Company Material Adverse Effect qualifier, such representations and warranties shall be true and correct in all respects) and (iii) each of the representations and warranties of Purchaser and Merger Sub contained herein shall have been true and correct in all material respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made as of the Closing (except that representations and warranties that are made as of a specified date shall be true and correct as of such specified date), in each case, without regard to any qualification as to materiality included therein (except for such representations and warranties that contain a Purchaser Material Adverse Effect qualifier such qualifier shall not be disregarded and such representations and warranties shall be true and correct in all respects).

(b) HSR Act. Any waiting period (and any extension thereof) under the HSR Act or any other Antitrust Laws listed on Schedule 5.1(b) applicable to the transactions contemplated by this Agreement and the Transaction Documents shall have expired or shall have been terminated.

(c) Approval of Shareholders. The Requisite Shareholder Approval shall have been validly obtained under the CICL and the Company’s memorandum and articles of association.

(d) 280G Shareholder Approval. The shareholder vote described in Section 4.4(c) (Shareholder Approval) shall have occurred and any 280G Shareholder Approval, if obtained, shall be in full force and effect.

(e) No Violation. No Law shall have been enacted or exist that is in effect on the Closing Date that would prohibit the transactions contemplated by this Agreement and the other Transaction Documents or the consummation of the Closing. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity preventing the consummation of the Merger or other transactions contemplated by this Agreement or the other Transaction Documents shall be in effect, nor shall any Action have been taken by any Governmental Entity seeking any of the foregoing.

(f) Transaction Documents. Each of Purchaser and Merger Sub shall have executed and delivered to the Company this Agreement and all other Transaction Documents to which it is a party.

Section 5.3 Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in Section 5.1 (Conditions to Obligations of Purchaser and Merger Sub) or Section 5.2 (Conditions to Obligations of the Company), if such failure was caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE 6

SURVIVAL OF REPRESENTATIONS, WARRANTIES,

COVENANTS AND AGREEMENT; INDEMNIFICATION

Section 6.1 General Survival.

(a) Notwithstanding any investigation by, or knowledge of, Purchaser or Merger Sub of the affairs of the Company, each party shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other Transaction Document.

(b) The covenants and agreements of the Company, Purchaser, and Merger Sub contained in this Agreement or in any other Transaction Document that by their terms apply or are to be performed in whole or in part after the Closing Date (“Post-Closing Covenants”) shall survive the Closing Date.

(c) The representations and warranties of the Company contained in this Agreement or in any other Transaction Document shall survive and continue until the date that is fifteen (15) months from the Closing Date (the “Expiration Date”); provided, however, that:

(i) the representations and warranties set forth in Section 2.1(a) (Organization and Qualification), Section 2.3(a) (Capitalization), Section 2.4 (Authority) and Section 2.23 (Brokers) (the “Fundamental Representations”) shall survive indefinitely;

(ii) the representations and warranties contained in Section 2.15 (Intellectual Property) (the “IP Rep”) shall survive the Closing and continue in full force and effect until the date that is thirty-six (36) months from the Closing Date (the “IP Survival Period”), and the representations and warranties contained in Section 2.16 (Taxes) (the “Tax Rep”), shall survive the Closing and continue in full force and effect until the date that is forty-eight (48) months from the Closing Date (the “Tax Survival Period”); and

(iii) any claim for fraud hereunder shall survive the Closing until the expiration of the statute of limitations.

(d) Each of the covenants, representations and warranties set forth in this Agreement shall expire at the end of the relevant survival period set forth in Section 6.1(b) and Section 6.1(c) and the obligation to indemnify an Indemnitee pursuant to Section 6.2(a)(i) and Section 6.2(a)(ii) (Indemnification) shall terminate when the applicable representation, warranty or covenant terminates pursuant to this Section 6.1 and the obligation to indemnify an Indemnitee pursuant to Section 6.2(a)(vi) (Indemnification) shall terminate at the end of the Tax Survival Period; provided, however, if an Indemnification Claim is delivered pursuant to this Article 6 on or prior to the expiration of the relevant survival period set forth in Section 6.1(b) and Section 6.1(c), then, notwithstanding anything to the contrary contained in this Article 6, the obligation to indemnify and hold harmless with respect to the claim presented in such Indemnification Claim shall remain in full force and effect until such time as the final amount of recoverable Losses with respect to such claim are determined by final agreement, settlement, judgment or award binding on the Indemnifying Holders and Purchaser in accordance with this Article (the final amount of recoverable Losses so determined, the “Loss Amounts”).

Section 6.2 Indemnification.

(a) Indemnification by Equityholders. Subject to Section 6.1 (General Survival) and the other provisions of this Article, from and after the Closing Date, the holders of Shares, Options and RSUs immediately prior to the Closing (collectively, the “Indemnifying Holders”) shall severally (based on each such Indemnifying Holder’s Proportionate Share) and not jointly indemnify and hold harmless Purchaser, Merger Sub, the Surviving Company and their Affiliates and Representatives (collectively, the “Indemnitees”), from and against and in respect of any and all Losses resulting from, arising out of, relating or attributable to, or imposed upon or incurred by any Indemnitee by reason of:

(i) the failure of any representation or warranty of the Company contained in Article 2 to be true and correct as of the date hereof and as of the Closing Date as if made on the Closing Date;

(ii) any breach by the Company of any of its covenants or agreements contained in this Agreement to be performed prior to the Effective Time, except for any breach of Section 4.12(a) (Notification);

(iii) (A) any amount in excess of the Closing Date Per Share Merger Consideration required to be paid to holders of Dissenting Shares, including any interest required to be paid thereon, or (B) any Action commenced by a Shareholder relating to this Agreement and the transactions contemplated hereby;

(iv) any Indebtedness of the Company, solely to the extent not paid as of immediately prior to the Effective Time (and without duplication to any amounts included within the calculation of Net Cash, Merger Consideration or Adjusted Merger Consideration)

(v) any Transaction Expenses, solely to the extent not paid as of immediately prior to the Effective Time (and without duplication to amounts included within the calculation of Merger Consideration and Adjusted Merger Consideration); and

(vi) Taxes for which the Company and its Subsidiaries are liable for any taxable period ending on or before the Closing Date and with respect to any Straddle Period (determined consistently with Section 4.10(d)(Tax Matters; Straddle Period), for the portion thereof ending on the Closing Date; provided that the indemnification obligation pursuant to this Section 6.2(a)(vi) shall terminate at the end of the Tax Survival Period as provided in Section 6.1(d).

(b) Limitations.

(i) Notwithstanding anything to the contrary in this Agreement:

(A) no Indemnitee shall be entitled to a claim for indemnification pursuant to Section 6.2(a)(i) with respect to the matter set forth on Schedule 6.2(b)(i)(A) (the “Specified Matter”) unless and until the aggregate amount of all Losses under all claims of all Indemnitees with respect to the Specified Matter (“Specified Losses”) shall exceed $3,000,000 (the “Specified Basket”), at which time all Specified Losses incurred shall be subject to indemnification hereunder including the amount of the Specified Basket;

(B) other than as provided in Section 6.2(b)(i)(A), no Indemnitee shall be entitled to a claim for indemnification pursuant to Section 6.2(a)(i) (other than with respect to any Fundamental Representations or the Tax Rep) unless and until the aggregate amount of all Losses under all claims of all Indemnitees for all such breaches pursuant to Section 6.2(a)(i) (other than with respect to any Fundamental Representations or the Tax Rep) shall exceed $3,000,000 (the “Primary Basket”), at which time all Losses incurred shall be subject to indemnification hereunder including the amount of the Primary Basket, provided that only fifty percent (50%) of any Specified Losses, up to a maximum of $1,500,000, shall be included for purposes of calculating whether Losses exceed the Primary Basket;

(C) the Indemnifying Parties shall not be obligated to indemnify Indemnitees for any individual Loss or series of related losses which equal an amount of less than $50,000 (the “Mini-Basket”);

(D) (x) the Indemnifying Holders’ aggregate Liability for indemnification pursuant to Section 6.2(a)(i) (other than with respect to any Fundamental Representations and with respect to the IP Rep and Tax Rep as provided in Section 6.2(b)(i)(E) and Section 6.2(b)(i)(F) below) shall not exceed the Escrow Amount (the “General Cap”), and any Loss Amounts that any Indemnitee is entitled to recover pursuant to Section 6.2(a)(i) above shall be payable solely from the Escrow Fund in accordance with Section 6.3 (Manner of Indemnification; Escrow) and the Escrow Agreement, and (y) after the expiration of the Escrow Period, the Indemnifying Holders shall have no further Liability for indemnification pursuant to Section 6.2(a)(i) (other than with respect to any Fundamental Representations, with respect to the IP Rep and Tax Rep as provided in Section 6.2(b)(i)(E) and Section 6.2(b)(i)(F) below, or with respect to Indemnification Claims already made as provided in Section 6.1(d));

(E) (x) the Indemnifying Holders’ aggregate Liability for indemnification pursuant to Section 6.2(a)(i) solely with respect to the IP Rep shall equal $20,000,000 (the “IP Supplemental Cap”) supplementary to and in excess of the General Cap during the Escrow Period (with such indemnity claims being required to be first submitted against the General Cap until exhausted), and (y) after the expiration of the Escrow Period, the Indemnifying Holders’ aggregate Liability for indemnification pursuant to Section 6.2(a)(i) with respect to the IP Rep shall continue for the IP Survival Period in an amount not exceeding the IP Supplemental Cap (as reduced by any Loss Amounts already claimed against such IP Supplemental Cap during the Escrow Period);

(F) (x) the Indemnifying Holders’ aggregate Liability for indemnification pursuant to Section 6.2(a)(i) solely with respect to the Tax Rep shall equal $20,000,000 (the “Tax Supplemental Cap”) supplementary to and in excess of the General Cap during the Escrow Period (with such indemnity claims not being required to be first submitted against the General Cap), (y) after the expiration of the Escrow Period, the Indemnifying Holders’ aggregate Liability for indemnification pursuant to Section 6.2(a)(i) with respect to the Tax Rep shall continue for the Tax Survival Period in an amount not exceeding the Tax Supplemental Cap (as reduced by any Loss Amounts already claimed against such Tax Supplemental Cap during the Tax Survival Period), and (z) the Indemnifying Holders’ aggregate Liability for indemnification pursuant to Section 6.2(a)(vi) shall not exceed the Tax Supplemental Cap (as reduced by any Loss Amounts already claimed against such Tax Supplemental Cap during the Escrow Period);

(G) (x) each Indemnifying Holder’s Liability for indemnification under this Article 6 shall not exceed such Indemnifying Holder’s Proportionate Share of the Adjusted Merger Consideration unless the claim is of fraud, in which case it is not limited, and (y) other than claims made with respect to the Tax Supplemental Cap, the Indemnitees shall be required first to exhaust the Escrow Fund prior to seeking further indemnification recourse directly against the Indemnifying Holders;

(H) in no event shall any Loss be recoverable under the terms of this Agreement to the extent it consists of or is based upon, punitive, special or exemplary damages in each case that are intended to punish or set an example to other wrongdoers unless such Loss is required to be paid by Indemnitee to a third party;

(I) the Indemnitees shall not be entitled to recover more than once for the same Loss, including to the extent that such Loss is taken into account in calculating the Merger Consideration, the Adjusted Merger Consideration, Net Working Capital or Net Cash;

(J) the Indemnifying Holders shall have no obligation to indemnify any Indemnitee for any Losses related to or arising from (1) any reduction or limitation on use, after the Closing Date, with respect to a net operating loss carry-forward or tax credit carry-forward or any other Tax attribute of the Company or any of its Subsidiaries attributable to any taxable period (or portion thereof) ending on or before the Closing Date or (2) any Taxes with respect to a taxable period (or portion thereof) beginning after the Closing Date, except to the extent of any Losses related to or arising from a breach of Section 2.16(d)(i) or Section 2.16(l); and

(K) For purposes of determining whether there has been a breach and the amount of any Losses that are the subject matter of an Indemnification Claim hereunder, the Primary Basket shall be the materiality standard for all purposes hereunder, and, therefore, each representation and warranty and other provision contained in this Agreement and each certificate delivered pursuant hereto shall be read without regard and without giving effect to any materiality, Company Material Adverse Effect standard or qualification contained in such representation or warranty (as if such standard or qualification was deleted from such representation and warranty).

(ii) An Indemnitee’s right to indemnification under this Article based on any inaccuracy in or breach of any representation or warranty shall not be diminished or otherwise affected in any way as a result of such Indemnitee’s knowledge of such inaccuracy, breach or untruth as of the date hereof, regardless of whether such knowledge exists as a result of the Indemnitee’s investigation or as a result of disclosure by the Company or any of its Affiliates, unless such disclosures were set forth in this Agreement or in the Company Disclosure Schedule.

(iii) The waiver of any condition to Closing based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants and agreements.

(iv) The amount of any Losses that are subject to indemnification under this Article 6 shall be calculated net of (A) any amounts actually recovered by an Indemnitee or any of its Affiliates under insurance policies in connection with such Losses or any of the events or circumstances giving rise or otherwise related to such Losses, in each case, net of any insurance deductibles, costs of collection or premium increases resulting from making any claim thereunder, (B) any Tax benefits actually received by the applicable Indemnitee as a result of the incurrence of such Losses, and (C) any indemnification paid by any third party. In the event that a recovery is made by an Indemnitee or any Affiliate of an Indemnitee with respect to any Losses for which such Indemnitee has already been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Indemnifying Holders.

(v) Promptly after an Indemnitee becomes aware of any event or circumstance that could reasonably be expected to constitute or give rise to any breach of any representation, warranty or covenant of the Indemnifying Holders contained in this Agreement or any other claim for indemnification pursuant to this Article 6, the Indemnitee shall take all commercially reasonable steps to mitigate and minimize all Losses that could result from or relate to such breach or claim.

Section 6.3 Manner of Indemnification; Escrow.

(a) To provide funds against which an Indemnitee may assert claims of indemnification under this Article (an “Indemnification Claim”), at the Closing, pursuant to Section 1.12 (Escrow), Purchaser shall withhold $40,000,000 (the “Escrow Amount”) from the Merger Consideration payable pursuant to Section 1.9 (Options and Restricted Stock Units) and Section 1.11 (Merger Consideration; Certified Closing Report) and shall deposit such Escrow Amount prior to the Closing into the Escrow Fund with Union Bank, N.A., a national banking association, as escrow agent (the “Escrow Agent”), pursuant to the Escrow Agreement. The Escrow Amount shall secure any Loss Amounts that are indemnifiable pursuant to Section 6.2 (Indemnification). The Escrow Amount and interest and other earnings payable thereon shall be held and distributed in accordance with this Section 6.3 and the Escrow Agreement. The Escrow Amount (and all interest and other earnings payable thereon) shall be released pursuant to the terms of this Agreement and the Escrow Agreement. If Purchaser or any Indemnitee is entitled to any Loss Amounts as provided in this Agreement, such Loss Amounts shall be paid to Purchaser in cash from the Escrow Amount until the Escrow Amount is wholly exhausted. Thereafter, subject to Section 6.2 (Indemnification), each Indemnifying Holder shall be severally but not jointly based on its Proportionate Share) liable for Loss Amounts in excess of the Escrow Amount to the extent (if at all) such Loss Amounts are indemnifiable pursuant to the terms of this Article 6 (including the limitations on liability set forth in Section 6.2 (Indemnification)).

(b) As soon as possible after the Expiration Date, and in any event within three (3) Business Days, the Escrow Agent shall pay such portion of the Escrow Amount as is remaining in the Escrow Fund (together with interest accrued thereon (if any)) to the Paying Agent for payment of such amounts by the Paying Agent to each Indemnifying Holder based on its Proportionate Share, except for amounts withheld for pending Indemnification Claims as provided in the Escrow Agreement and which withheld amounts shall be subject to release as Loss Amounts or to the Indemnifying Holders, as applicable, as provided in the Escrow Agreement.

Section 6.4 Equityholder Representative.

(a) By voting or executing a written consent in favor of the adoption of this Agreement and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, each Indemnifying Holder shall be deemed to have consented to the appointment of Fortis Advisors LLC as the Equityholder Representative, as the attorney-in-fact and exclusive agent for and on behalf of each such Indemnifying Holder with respect to the matters set forth in this Agreement, the Escrow Agreement and any related Equityholder Representative letter agreement, and the taking by the Equityholder Representative of any and all actions and the making of any decisions required or permitted to be taken by the Equityholder Representative under this Agreement and the Escrow Agreement, including the exercise of the power to (i) authorize delivery to Purchaser of the Escrow Amount, or any portion thereof, in satisfaction of Indemnification Claims, (ii) agree to, negotiate, enter into settlements and compromises of and comply with orders of courts and awards of arbitrators with respect to Indemnification Claims, (iii) resolve any Indemnification Claims and (iv) take all actions necessary in the judgment of the Equityholder Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement and the Escrow Agreement, and each Indemnifying Holder waives any and all defenses that may be available to contest, negate or disaffirm any action of the Equityholder Representative taken in good faith under this Agreement or the Escrow Agreement. Accordingly, the Equityholder Representative has authority and power to act on behalf of each Indemnifying Holder with respect to the disposition, settlement or other handling of all Indemnification Claims and all rights or obligations arising under this Agreement or the Escrow Agreement. Notwithstanding the foregoing, the Equityholder Representative shall have no obligation to act on behalf of the Indemnifying Holders, except as expressly provided in this Agreement, the Escrow Agreement and any related Equityholder Representative letter agreement. The Indemnifying Holders will be bound by all actions taken by the Equityholder Representative in connection with this Agreement or the Escrow Agreement, and Purchaser shall be entitled to rely on any action or decision of the Equityholder Representative. The powers, immunities and rights to indemnification granted hereunder to the members of the Representative Group (as defined below) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the applicable Indemnifying Holder and shall be binding on any successor thereto as if expressly confirmed and ratified in writing by such Indemnifying Holder and shall survive the delivery of an assignment by any Indemnifying Holder of the whole or any fraction of his, her or its interest in the Escrow Fund. The Equityholder Representative will incur no Liability with respect to any action taken or suffered by the Equityholder Representative in good faith reliance upon any notice, direction, instruction, consent, statement or other document believed by the Equityholder Representative to be genuine and to have been signed by the proper Person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except the Equityholder Representative’s own willful misconduct, bad faith or gross negligence. In all questions arising under this Agreement or the Escrow Agreement, the Equityholder Representative may rely on the advice of counsel, and the Equityholder Representative will not be liable to the Indemnifying Holders for anything done, omitted or suffered in good faith by the Equityholder Representative based on such advice. The Person serving as the Equityholder Representative may be replaced from time to time by the holders of a majority in interest of the Escrow Amount then on deposit with the Escrow Agent upon not less than ten (10) Business Days’ prior written notice to Purchaser and the Escrow Agent. The immunities and rights to indemnification shall survive the resignation or removal of Equityholder Representative or any member of the Advisory Group (as defined below) and the Closing and/or any termination of this Agreement and the Escrow Agreement. No bond shall be required of the Equityholder Representative. Notices or communications to or from the Equityholder Representative shall constitute notice to or from each of the Indemnifying Holders.

(b) Certain Indemnifying Holders have entered into a letter agreement with the Equityholder Representative to provide direction to the Equityholder Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (the “Advisory Group”). In performing the functions specified in such Equityholder Representative letter agreement, this Agreement and the Escrow Agreement, none of the Equityholder Representative, any member of the Advisory Group or their respective members, partners, managers, directors, officers, contractors, agents or employees (collectively, the “Representative Group”) shall be liable to any Indemnifying Holder in the absence of bad faith, gross negligence or willful misconduct on the part of such Person. Each Indemnifying Holder shall severally (based on such Indemnifying Holder’s Proportionate Share), and not jointly, indemnify and hold harmless each member of the Representative Group from and against any loss, Liability or expense incurred without bad faith, gross negligence or willful misconduct on the part of such Person and arising out of or in connection with the acceptance or administration of such Person’s duties under this Agreement, the Escrow Agreement or any Equityholder Representative letter agreement, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Equityholder Representative if not paid directly to the Equityholder Representative by the Indemnifying Holders or from the Expense Fund (the “Representative Expenses”). Such Representative Expenses may be recovered by the Equityholder Representative from the Escrow Amount otherwise distributable to the Indemnifying Holders following the Expiration Date, at the time of distribution, so long as the Equityholder Representative has delivered to the Escrow Agent prior to such time a certificate setting forth such Representative Expenses actually incurred, and such recovery will be made from the Indemnifying Holders according to their respective Proportionate Shares or, at the Equityholder Representative’s election, such expenses may be recovered from any Escrow Amounts otherwise distributable to the Indemnifying Holders. In the event there are unreimbursed Representative Expenses, such expenses may be recovered directly from the Indemnifying Holders based on their respective Proportionate Shares. The Indemnifying Holders acknowledge that the Equityholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties.

(c) Upon the Closing, Purchaser shall wire to the Equityholder Representative the Expense Fund. The Expense Fund shall be held by the Equityholder Representative as agent and for the benefit of the Indemnifying Holders in a segregated client account and shall be used for the purposes of paying directly, or reimbursing the Equityholder Representative for, any Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Equityholder Representative letter agreement. The Equityholder Representative shall hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Equityholder Representative is not providing any investment supervision, recommendations or advice. The Equityholder Representative shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its bad faith, gross negligence or willful misconduct. The Equityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations hereunder. As soon as reasonably determined by the Equityholder Representative that the Expense Fund is no longer required to be withheld, the Equityholder Representative shall distribute the remaining Expense Fund (if any) to the Escrow Agent, Paying Agent or Purchaser, as applicable, in each case for further distribution to the Indemnifying Holders.

Section 6.5 Third Party Actions. Other than a claim involving a Tax Matter, which procedure is set forth in and which shall be governed by Section 4.10(b) (Tax Contests), if any Indemnitee becomes aware of a third-party Action that such Indemnitee believes, in good faith, may result in an Indemnification Claim, such Indemnitee shall promptly (but in no event within ten (10) days) give written notice to the Equityholder Representative of such Action, stating the nature and basis of the claim and the amount thereof, to the extent known. Thereafter, the Indemnitee shall deliver to the Equityholder Representative, reasonably promptly after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received from the counterparty in such third-party Action by the Indemnitee relating to the claim. The Indemnitee shall have the right to conduct the defense of such Action and shall, to the extent reasonably requested by the Equityholder Representative from time to time, shall give updates as to the status of such Action. The Equityholder Representative shall be entitled to participate in any such defense. The reasonable costs of any such participation by the Equityholder Representative in the defense of a third-party Action shall be paid by the Indemnifying Holders. Purchaser shall seek the prior written consent of the Equityholder Representative (which consent may not be unreasonably withheld) in connection with Purchaser’s agreement to any settlement or compromise of any third-party Action. In the event that Purchaser shall fail to obtain such written consent of the Equityholder Representative, Purchaser may agree to any such settlement or compromise, and may make an Indemnification Claim therefor, but the Indemnifying Holders shall not be obligated to indemnify the Indemnitees for any settlement entered into without the Equityholder Representative’s prior written consent.

Section 6.6 Indemnification Procedures.

(a) In the event that Purchaser or any other Indemnitee seeks a recovery, in accordance with the terms of this Article (including Section 6.3 (Manner of Indemnification; Escrow)), in respect of an Indemnification Claim other than from the Escrow Fund, Purchaser (on behalf of such other Indemnitee, if applicable) shall deliver a written notice (a “Claim Notice”) to the Equityholder Representative, on behalf of the Indemnifying Holders. Each Claim Notice shall, with respect to each Indemnification Claim set forth therein, (i) specify in reasonable detail and in good faith the nature of, and factual and legal basis for, the Indemnification Claim being made and (ii) state the aggregate Dollar amount of Losses to which Purchaser or such Indemnitee is entitled to indemnification pursuant to this Article that have been incurred, or a good faith estimate of the aggregate Dollar amount of such Losses reasonably expected to be incurred, by Purchaser or such Indemnitee pursuant to such Indemnification Claim (the “Claim Amount”), and to the extent applicable whether such Indemnification Claim is being made against the IP Supplemental Cap or the Tax Cap. Any Claim Amount (or portion thereof) claimed in a Claim Notice or any other matter set forth therein shall be deemed to be finally resolved for purposes of this Article 6 when (A) such amount (or portion thereof) or other matter has been resolved by a written agreement executed by Purchaser and the Equityholder Representative, on behalf of the Indemnifying Holders or (B) such amount (or portion thereof) or matters have been resolved by a final, nonappealable order, decision or ruling of a court of competent jurisdiction or arbitrator with respect to such matter in dispute, or portion thereof (clauses (A) and (B), together, a “Final Resolution”).

(b) Subject to Section 6.3 (Manner of Indemnification; Escrow) and the Escrow Agreement, any amount payable to Purchaser pursuant to a Final Resolution shall be paid promptly (but in no event later than ten (10) Business Days after the applicable payment obligation accrues) by the Equityholder Representative on behalf of the Indemnifying Holders (i) to the extent such payment will be made from the Escrow Fund, by execution of a written instruction from the Equityholder Representative to the Escrow Agent directing release from the Escrow Fund to Purchaser of the amount set forth in the Final Resolution or (ii) by wire transfer on behalf of the Indemnifying Holders of Dollars in immediately available funds to such account or accounts as may be designated by Purchaser in writing. Any amounts paid to Purchaser in respect of any Indemnification Claim asserted on behalf of an Indemnitee other than Purchaser shall be received by Purchaser on behalf of such other Indemnitee.

(c) Without prejudice to Section 6.4 (Equityholder Representative), in the event that the Equityholder Representative is no longer in existence, Purchaser may seek a recovery directly from the Indemnifying Holders as contemplated in this Section, with the Indemnifying Holders taking all such actions directly in lieu of the Equityholder Representative.

Section 6.7 Tax Treatment of Indemnity Payments. The Indemnifying Holders and Purchaser, Merger Sub, and Surviving Company agree to treat any indemnity payment made pursuant to this Article 6 as an adjustment to the Adjusted Merger Consideration for all income tax purposes, unless otherwise required by Applicable Law.

Section 6.8 Exclusive Remedy. Notwithstanding any other provision of this Agreement to the contrary, except as expressly set forth otherwise, this Article shall be the sole and exclusive remedy of the Indemnitees from and after the Effective Time and shall be in lieu of any other remedies that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law with respect to any Losses directly or indirectly resulting from or arising out of any claims arising under this Agreement or the Transactions; provided, however, that the foregoing sentence shall not be deemed a waiver by any party of any right to specific performance or injunctive relief, or any right or remedy arising by reason of any claim of fraud.

ARTICLE 7

TERMINATION

Section 7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned:

(a) by mutual written consent of Purchaser and the Company;

(b) by either Purchaser or the Company, if the Merger shall not have been consummated on or before the close of business California time on December 9, 2014 or such other date that Purchaser and the Company may agree upon in writing (the “Termination Date”); provided, however, the Termination Date shall automatically be extended until March 9, 2015 if all of the conditions set forth in Article 5 except for the conditions set forth in the first sentences of Section 5.1(b) and Section 5.2(b) have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing); and provided, further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party who is in default or breach hereunder or whose failure or whose Affiliate’s failure to perform any of its obligations under this Agreement has resulted in the failure of the Merger to be consummated before the Termination Date;

(c) by either Purchaser or the Company, if any Law promulgated or enacted by any Governmental Entity prohibiting the consummation of the Merger shall be in effect and shall have become final and nonappealable;

(d) by Purchaser if it is not in material breach of any of its obligations hereunder and the Company shall have materially breached any of its representations, warranties, covenants or agreements contained herein, and such breach shall not have been cured within twenty (20) Business Days after receipt by the Company of written notice from Purchaser of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within such twenty (20) Business Day period and at or prior to the Closing, such breach would result in any of the conditions set forth in Section 5.1(a) (Conditions to Obligations of Purchaser and Merger Sub) being incapable of being satisfied by the Termination Date;

(e) by the Company if it is not in material breach of any of its obligations hereunder and Purchaser or Merger Sub shall have materially breached any of its representations, warranties, covenants or agreements contained herein and such breach shall not have been cured within twenty (20) Business Days after receipt by Purchaser of written notice from the Company of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within such twenty (20) Business Day period and at or prior to the Closing, such breach would result in any of the conditions set forth in Section 5.2 (Conditions to Obligations of the Company) being incapable of being satisfied by the Termination Date; or

(f) by the Company if (i) all the conditions set forth in Section 5.1 (Conditions to Obligations of Purchaser and Merger Sub) have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date that notice of termination is delivered by the Company to Purchaser) and (ii) Purchaser and Merger Sub do not complete the Merger by the day the Closing is required to occur pursuant to Section 1.2 (Closing; Effective Time).

The party seeking to terminate this Agreement pursuant to this Section 7.1 (other than Section 7.1(a) above) shall give written notice of such termination to the other party.

Section 7.2 Effect of Termination. In the event of termination of this Agreement as set forth in Section 7.1 (Termination), this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Purchaser, Merger Sub, the Company or their respective officers, directors, shareholders, Affiliates or Representatives; provided, however, that (a) the provisions of this Section 7.2, Article 8 (Miscellaneous), Section 4.6 (Confidentiality) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from Liability in connection with any willful breach of this Agreement.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Entire Agreement; Assignment; Successors. This Agreement and the other Transaction Documents (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) may not be assigned by operation of Law or otherwise; provided, however, that Purchaser may assign any or all of its rights and obligations under this Agreement to any direct or indirect wholly-owned Subsidiary of Purchaser, but no such assignment shall relieve Purchaser of its obligations hereunder. Any purported assignment of this Agreement in contravention of this Section 8.1 shall be null and void and of no force or effect. Subject to the preceding sentences of this Section 8.1, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Transaction Document, the terms of this Agreement shall govern.

Section 8.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, so long as the economic or legal substance of the transaction contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 8.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) if by facsimile, upon electronic confirmation of receipt by facsimile or, if not transmitted on a Business Day, the first (1st) Business Day following transmission, provided, that a copy of such notice or other communication is promptly sent by email, with the subject line “Project Alpine Notice”, (c) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier (or in the case of any recipients sending or receiving notices outside of the United States, then on the second (2nd) Business Day following the date of dispatch) or (d) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, so long as all senders and receivers of any notices are in the United States. All notices and other communications hereunder shall be delivered to the addresses set forth below:

if to Purchaser, Merger Sub, or the Surviving Company:

ON Semiconductor Benelux B.V.

Naritaweg 165

1043 BW Amsterdam

The Netherlands

Attention: Board of Directors

Fax: +31 20 572 2300

Email: hpvisser@citco.com

with a copy to (which copy shall not constitute notice or constructive notice):

Morrison & Foerster LLP

425 Market St., Suite 3200

San Francisco, CA 94105

Attention: Eric McCrath

Fax: (415) 276-7159

Email: EMcCrath@mofo.com

if to the Company (prior to Closing):

Aptina, Inc.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town, Grand Cayman KY1-9005

Cayman Islands

c/o Aptina, LLC

2660 Zanker Road

San Jose, CA 95134

Attention: General Counsel

Fax: (408) 521-0430

Email: rschlossman@aptina.com

with a copy to (which copy shall not constitute notice or constructive notice):

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

Attention: Kirsten Jensen

Fax: (650) 251-5002

Email: kjensen@stblaw.com

with a copy to the Equityholder Representative (which copy shall not constitute notice or constructive notice):

Fortis Advisors LLC

Attention: Notice Department

Fax: (858) 408-1843

Email: notices@fortisrep.com

if to the Equityholder Representative:

Fortis Advisors LLC

Attention: Notice Department

Fax: (858) 408-1843

Email: notices@fortisrep.com

with a copy to (which copy shall not constitute notice or constructive notice):

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

Attention: Kirsten Jensen

Fax: (650) 251-5002

Email: kjensen@stblaw.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.4 Governing Law. This Agreement shall be deemed to be made and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of laws principles thereof that would result in the application of the law of another jurisdiction.

Section 8.5 Submission to Jurisdiction. The parties hereby irrevocably submit to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement and the Transaction Documents, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Action for the interpretation or enforcement of this Agreement, the Transaction Documents or of any such other document, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, any Transaction Document or any such other document may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 8.3 (Notices) as permitted by Applicable Law, shall be valid and sufficient service thereof.

Section 8.6 Interpretation; Article and Section References. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references in this Agreement to Articles, Sections, Subsections, Annexes, Exhibits and Schedules are references to Articles, Sections, Subsections, Exhibits and Schedules, respectively, in and to this Agreement, unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The words “include” or “including” mean “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.

Section 8.7 No Third-Party Beneficiaries. Except for Section 4.18 (Indemnification; Directors’ and Officers’ Insurance), which is intended for the benefit of the D&O Indemnitees, and Section 8.16 (Provision Respecting Legal Representation), which is intended for the benefit of STB, in each case, who shall be express third-party beneficiaries thereof, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and nothing in this Agreement is intended to or shall confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 8.8 Counterparts; Electronic Signature. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

Section 8.9 Amendment and Modification. This Agreement may be amended, modified or supplemented by the parties at any time prior to the Closing Date (notwithstanding any shareholder approval). This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by each of the parties.

Section 8.10 Attorneys’ Fees. In the event an Action is brought to enforce or interpret any provision of this Agreement, the prevailing party, or in the event that there is no prevailing party, then the substantially prevailing party, shall be entitled to recover documented fees and costs of legal counsel in an amount to be fixed by the court.

Section 8.11 Fees and Expenses. Except as otherwise set forth herein, all fees and expenses incurred in connection with or related to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided, however, that if the Merger is consummated, all Transaction Expenses shall be treated as set forth in Section 1.11(b) (Merger Consideration; Certified Closing Report).

Section 8.12 Waivers. No failure or delay of a party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of any party to any such waiver shall be valid only if expressly set forth in a written instrument executed and delivered by such party.

Section 8.13 No Presumption Against Drafting Party. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 8.14 Materials Made Available. The parties agree that the words “Made Available” or words of similar import mean that, on or before 5:00 p.m. Pacific time on the second (2nd) Business Day immediately preceding the date of this Agreement, the Company has posted complete and correct copies of such materials to the virtual data room managed by the Company or otherwise provided to Purchaser and its Representatives; provided, that Purchaser and certain of its Representatives shall have been granted access to such virtual data room prior to such time in connection with the transactions contemplated by this Agreement.

Section 8.15 Specific Performance.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Purchaser and Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Purchaser and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required. The pursuit of specific enforcement by any party will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled.

(b) Each of the Company, on the one hand, and Purchaser and Merger Sub, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Company or Purchaser and Merger Sub, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Company, on the one hand, or Purchaser and Merger Sub, on the other hand, as applicable, under this Agreement. The parties further agree that by seeking the remedies provided for in this Section 8.15, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages).

Section 8.16 Provision Respecting Legal Representation. It is acknowledged by each of the parties hereto that each of the Company and certain affiliates of TPG Capital, L.P. and Riverwood Capital LLC who are direct or indirect equityholders in the Company (the “Sponsor Holders”) have retained Simpson Thacher & Bartlett LLP (“STB”) to act as its counsel in connection with the transactions contemplated by the Transaction Documents, and that STB has not acted as counsel for any other party in connection therewith, and that no other party has the status of a client of STB for conflict of interest or any other purposes as a result thereof. The parties hereby agree that, in the event that a dispute arises after the Closing between the Company or Purchaser, on the one hand, and the Sponsor Holders, on the other hand, STB may represent any or all of the Sponsor Holders in such dispute even though the interests of the Sponsor Holders may be directly adverse to the Company or Purchaser or any of their respective Subsidiaries, and even though STB formerly may have represented the Company or any of its Subsidiaries in a matter substantially related to such dispute; provided, however, that this sentence shall not apply if STB is handling ongoing matters for the Company or Purchaser or any of their respective Subsidiaries. The Company further agrees that, in connection with any future dispute between the Company or Purchaser or any of their respective Affiliates, on the one hand, and any of the Sponsor Holders or their respective Affiliates, on the other hand, with respect to the transactions contemplated by the Transaction Documents, as to all communications among STB, the Company, any of the Company’s Subsidiaries and any Sponsor Holder that relate in any way to the transactions contemplated by the Transaction Documents, the attorney-client privilege and the expectation of client confidence belongs to the applicable Sponsor Holder, and may be controlled by such Sponsor Holder, and shall not pass to or be claimed by the Company or Purchaser or any of their respective Subsidiaries.

Section 8.17 No Other Representations. Each of Purchaser and Merger Sub acknowledges and agrees that the representations and warranties of the Company expressly and specifically set forth in Article 2, as qualified by the Company Disclosure Schedule, constitute the sole and exclusive representations and warranties of the Company to Purchaser and Merger Sub in connection with the transactions contemplated hereby. EACH OF PURCHASER AND MERGER SUB UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED (OTHER THAN THOSE SET FORTH IN THE OTHER TRANSACTION DOCUMENTS) ARE SPECIFICALLY DISCLAIMED BY THE COMPANY AND THE SHAREHOLDERS, THE OPTIONHOLDERS AND THE RSU HOLDER SHALL NOT (EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED TO IN ARTICLE 2 OF THIS AGREEMENT OR IN THE OTHER TRANSACTION DOCUMENTS) FORM THE BASIS OF ANY CLAIM AGAINST THE COMPANY OR ANY OF ITS ADVISORS, AFFILIATES OR THE SHAREHOLDERS, THE OPTIONHOLDERS AND/OR THE RSU HOLDER OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT THERETO OR WITH RESPECT TO ANY RELATED MATTER.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

ON SEMICONDUCTOR BENELUX B.V.

By:	/s/ KEITH JACKSON
Name:	Keith Jackson
Title:	Attorney-in-Fact, through power of attorney

ALPINE ACQUISITION SUB

By:	/s/ KEITH JACKSON
Name:	Keith Jackson
Title:	Director

[SIGNATURE PAGE TO MERGER AGREEMENT]

APTINA, INC.

By:	/s/ PHILIP CARMACK
Name:	Philip Carmack
Title:	Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

FORTIS ADVISORS, LLC, in its capacity as Equityholder Representative

By:	/s/ RYAN SIMKIN
Name:	Ryan Simkin
Title:	Managing Director

[SIGNATURE PAGE TO MERGER AGREEMENT]

ANNEX A

CERTAIN DEFINITIONS

For the purposes of this Agreement the following capitalized terms shall have the meanings set forth below (which shall apply equally to both the singular and plural forms of such terms):

“280G Shareholder Approval” has the meaning set forth in Section 4.4(c).

“401(k) Plan(s)” has the meaning set forth in Section 4.9(c).

“Accounting Practices and Procedures” means GAAP applied on a basis consistent with the Company’s past practices, policies and procedures and set forth in the definitions, practices and procedures contained in Schedule D.

“Acquiror” has the meaning set forth in Section 4.8(b).

“Acquisition Proposal” has the meaning set forth in Section 4.8(a).

“Action” means any claim, action, cause of action, suit, demand, inquiry, proceeding, audit or investigation by or before any Governmental Entity, or any other arbitration, mediation or similar proceeding.

“Adjustment Amount” has the meaning set forth in Section 1.13(h).

“Adjusted Merger Consideration” has the meaning set forth in Section 1.13(g).

“Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned Person. For the purposes of this definition, “control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person; provided, that in no event shall the Company or any of its Subsidiaries be considered an Affiliate of any portfolio company of any investment fund affiliated with a Sponsor Holder nor shall any portfolio company of any investment fund affiliated with any Sponsor Holder be considered to be an Affiliate of the Company or any of its Subsidiaries.

“Aggregate Exercise Price” means the aggregate amount of the exercise price per share of all Options, other than Unvested Performance-Based Options, outstanding and unexercised immediately prior to the Closing that will be converted into the right to receive consideration pursuant to Section 1.9 (Options and Restricted Stock Units).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” means, with respect to the Company, any transaction involving: (i) any acquisition or purchase from the Company, or from any shareholders of the Company, by any Person or Group of more than a ten percent (10%) interest in the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company; (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than ten percent (10%) of the assets of the Company in any single transaction or series of related transactions; or (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property, in each case other than the transactions contemplated hereby, and provided that “Alternative Transaction” shall not include any Cash Adjustments.

“Antitrust Division” has the meaning set forth in Section 4.3(b).

“Antitrust Laws” has the meaning set forth in Section 2.5(b).

“Applicable Anti-Corruption Laws” has the meaning set forth in Section 2.20(a).

“Applicable Law” means, with respect to any Person, any Law applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents.

“Back-Office Systems” has the meaning set forth in Section 2.15(m).

“Balance Sheet” has the meaning set forth in Section 2.8.

“Board” has the meaning set forth in Section 2.4(a).

“Book-Entry Share” has the meaning set forth in Section 1.10(b).

“Business Day” means a day that is not (i) a Saturday, a Sunday or a statutory or civic holiday in the State of California or (ii) a day on which banking institutions are required by law to be closed in the State of California.

“Cash” means all cash, cash equivalents and publicly traded or liquid securities held by the Company and its Subsidiaries.

“Cash Adjustments” means any of the items set forth on Schedule E.

“CICL” has the meaning set forth in the Recitals.

“Certificates” has the meaning set forth in Section 1.10(b).

“Certified Closing Report” has the meaning set forth in Section 1.11(b).

“Claim Amount” has the meaning set forth in Section 6.6(a).

“Claim Notice” has the meaning set forth in Section 6.6(a).

“Closing” has the meaning set forth in Section 1.2(a).

“Closing Date” has the meaning set forth in Section 1.2(a).

“Closing Date Per Share Merger Consideration” means the quotient of (i) the Merger Consideration, divided by (ii) the number of Fully Diluted Shares as of immediately prior to the Effective Time.

“Closing Inventory” has the meaning set forth in Section 1.11(c).

“Closing Merger Consideration” has the meaning set forth in Section 1.13(h).

“Closure Period” has the meaning set forth in Section 1.10(c).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Companion Chip” means a semiconductor integrated circuit device for use in processing data received from an Image Sensor. “Companion Chip” does not and shall not include any Memory Products.

“Company” has the meaning set forth in the Preamble.

“Company Disclosure Schedule” has the meaning set forth in the introduction of Article 2.

“Company Intellectual Property” means all Intellectual Property used or held for use by Company and its Subsidiaries in their respective businesses as currently conducted, including all Intellectual Property included in or used to provide, or otherwise practiced or exploited in connection with, the Company Products.

“Company Material Adverse Effect” means any event, circumstance, occurrence, change, effect or fact that, individually or in the aggregate, results or could reasonably be expect to result in, a material adverse effect on or a material adverse change in the business, liabilities, condition (financial or otherwise), or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no adverse change, event, development or other effect arising from or relating to any of the following, either alone or in combination, shall constitute a Company Material Adverse Effect: (i) changes after the date hereof in the industry (including operating, business, regulatory or other conditions) in which the Company and its Subsidiaries operate; (ii) changes after the date hereof in general economic conditions, including changes in the credit, debt, financial, currency or capital markets (including changes in interest or exchange rates), in domestic and international economic conditions; (iii) global, national or regional political conditions, including acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) any action required by this Agreement, including the negotiation, execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby (including compliance with the covenants set forth herein and any action taken or omitted to be taken by the Company or any of its Subsidiaries at the written request or with the prior written consent of Purchaser or Merger Sub), including the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, clients, customers, suppliers, distributors, partners, financing sources, employees and/or independent contractors and on revenue, profitability and/or cash flows; (v) earthquakes, floods, hurricanes, tornadoes, volcanic eruptions, natural disasters or other acts of nature; (vi) any change in Laws or GAAP or other applicable accounting rules, or the interpretation thereof; (vii) the fact that the prospective owner of the Company and its Subsidiaries is Purchaser or any Affiliate of Purchaser; (viii) any failure by the Company or any its Subsidiaries or Purchaser, Merger Sub or any of their Affiliates to meet any projections, forecasts or estimates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such failure to meet any projections, forecasts or estimates shall not be excluded under this clause (viii)); (ix) any change in the credit rating of the Company or any of its Subsidiaries or Purchaser, Merger Sub or any of their Affiliates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such change in such credit rating shall not be excluded under this clause (ix)); and (x) any breach of this Agreement by Purchaser or

Merger Sub. For purposes of clauses (i) – (iii) and clauses (v)-(vi) in the preceding sentence, such effects having a materially disproportionate impact on the Company as compared to similarly situated Persons shall not be excluded from the definition of “Company Material Adverse Effect.”

“Company Option Plan” means the Aptina, Inc. Option Plan, as amended.

“Company Permits” has the meaning set forth in Section 2.6(b).

“Company Products” means all products and services that are designed, developed, distributed, hosted, sold, marketed, licensed, supplied, or otherwise provided, including as a platform (or currently under development, including as a platform) by or for the Company or any of its Subsidiaries (including all versions and releases thereof, whether already distributed or provided or currently under development), together with any related documentation, materials, or information.

“Company Registered IP” has the meaning the forth in Section 2.15(a)(i).

“Company Software” means the Software that is (or that the Company or any of its Subsidiaries purport is) owned (or purported to be owned) in whole or in part by the Company or any of its Subsidiaries.

“Contaminants” has the meaning set forth in Section 2.15(l).

“Confidentiality Agreement” has the meaning the forth in Section 4.6.

“Continuing Employee” has the meaning set forth in Section 4.9(a).

“Contract” means any contract, agreement, instrument, option, lease, license, sales and purchase order, warranty, note, bond, mortgage, indenture, obligation, commitment, binding application, arrangement or understanding, whether written or oral, express or implied, in each case as amended and supplemented from time to time.

“Copyrights” means any U.S. and non-U.S. copyrights and rights in mask works and information relating to mask works (including any registrations and applications therefor and whether registered or unregistered), works of authorship, and moral rights.

“D&O Indemnitees” has the meaning set forth in Section 4.18.

“D&O Tail Policy” has the meaning set forth in Section 4.18.

“Data Protection Laws” means (i) all Applicable Laws and (ii) the internal privacy policies and guidelines of the Company or any of its Subsidiaries, solely to the extent both (i) and (ii) relate to privacy, data protection and data security, with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and third parties).

“Databases” means databases and other compilations and collections of data or information.

“Disputed Items” has the meaning set forth in Section 1.13(d).

“Dissenting Shares” has the meaning set forth in Section 1.8(a).

“Dollars” means United States dollars, the lawful currency of the United States. All references to monetary amounts herein shall be in Dollars unless otherwise specified herein.

“Domain Names” means registered Internet domain names and uniform resource locators.

“Effective Time” has the meaning set forth in Section 1.2(b).

“Employee Plans” has the meaning set forth in Section 2.11(a).

“Encumbrance” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option (including any right to acquire, right of pre-emption or conversion), pledge, hypothecation, security interest, title retention, easement, encroachment, right of first refusal or negotiation, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any agreement to create any of the foregoing; provided, however, that the term “Encumbrance” shall not include (i) statutory liens for Taxes that are not yet due and payable or the amount or validity of which is being contested in good faith through appropriate proceedings and for which reserves have been established in accordance with GAAP, (ii) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and similar liens arising or incurred in the ordinary course of business or the amount or validity of which is being contested in good faith, (iii) all defects, exceptions, restrictions, easements, rights of way, covenants, conditions, exclusions, encumbrances and other similar matters (A) that are matters of record or may be shown or disclosed by an inspection, survey or title report or other similar report or (B) disclosed in policies of title insurance delivered or made available to Purchaser prior to the date hereof, (iv) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Entity, none of which materially and adversely impact the current use of the affected property, (v) title of a lessor, sub-lessor, licensor or sub-licensor or secured by a lessor’s, sub-lessor’s, licensor’s or sublicensor’s interest under a capital or operating lease, sublease, license or sublicense, (vi) such other imperfections in title, charges, easements, rights of way, licenses, restrictions (including zoning), covenants, conditions, defects, exceptions and encumbrances that do not materially and adversely impact the value or current use and operation of the affected property, (vii) purchase money liens and liens securing rental payments under capital or operating lease arrangements, (viii) any Encumbrance securing Indebtedness disclosed in the Financial Statements and/or Interim Financial Statements or otherwise reflected therein, (ix) Encumbrance on goods or inventory the purchase, shipment or storage price of which is financed by a documentary letter of credit or bankers’ acceptance issued or created for the account of the Company or any of its Subsidiaries (provided that any such Encumbrance is only the obligation of the Company or any of its Subsidiaries), (x) other Encumbrance arising in the ordinary course of business for sums that are not material to the business or to the operations or financial condition of the Company taken as a whole and not incurred in connection with the borrowing of money, and (xi) restrictions on transfers of securities under applicable securities Laws or under the Shareholders Agreement.

“Environmental Law” means any Applicable Laws solely to the extent relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“Environmental Permit” has the meaning set forth in Section 2.14(b).

“Equityholder Representative” has the meaning set forth in the Preamble.

“ERISA” has the meaning set forth in Section 2.11(a).

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company or any of its Subsidiaries and that, together with the Company or any of its Subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” has the meaning set forth in Section 6.3(a).

“Escrow Agreement” means an escrow agreement to be entered into on customary terms and conditions among the Company, Purchaser and the Escrow Agent relating to the Escrow Amount and that is reasonably acceptable to the Company and Purchaser.

“Escrow Amount” has the meaning set forth in Section 6.3(a).

“Escrow Fund” has the meaning set forth in the Recitals.

“Escrow Period” means the period that is fifteen (15) months from the Closing Date.

“Estimated Balance Sheet” has the meaning set forth in Section 1.11(b).

“Estimated Net Cash” has the meaning set forth in Section 1.11(b).

“Estimated Net Working Capital” has the meaning set forth in Section 1.11(b).

“Estimated Net Working Capital Excess” has the meaning set forth in Section 1.11(a).

“Estimated Net Working Capital Shortfall” has the meaning set forth in Section 1.11(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 1.11(b).

“Expense Fund” means $500,000, or such greater amount as the Equityholder Representative notifies the Purchaser not less than five (5) Business Days prior to Closing.

“Expiration Date” has the meaning set forth in Section 6.1(c).

“Export Control Laws” means (i) all applicable U.S. import and export Laws (including those Laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599) and (ii) all other applicable import and export controls in the other countries in which the Company conducts business.

“Final Resolution” has the meaning set forth in Section 6.6(a).

“Financial Statements” has the meaning set forth in Section 2.7(a).

“Firm” has the meaning set forth in Section 1.13(d).

“FTC” has the meaning set forth in Section 4.3(b).

“Fully Diluted Shares” means the sum, without duplication of (i) the number of Ordinary Shares issued and outstanding immediately prior to the Effective Time, (ii) the number of Ordinary Shares of the Company issuable upon conversion of Preferred Shares that are issued and outstanding after the payment of the dividend described in Section 1.6 (Payment of Dividend on Series B Preferred Shares) and immediately prior to the Effective Time, (iii) the number of Ordinary Shares of the Company issuable upon exercise of all Options outstanding immediately prior to the Effective Time for which the exercise price is less than the Closing Date Per Share Merger Consideration, other than Unvested Performance-Based Options and (iv) the number of Ordinary Shares of the Company underlying RSUs that are issued and outstanding immediately prior to the Effective Time, in each case without prejudice to the representations and warranties contained in Section 2.3 (Capitalization) or the covenants contained in Section 4.1 (Conduct of Business of the Company) and Section 4.2 (Restrictions on Conduct of Business of the Company).

“Fundamental Representations” has the meaning set forth in Section 6.1(c)(i).

“GAAP” has the meaning set forth in Section 2.7(b).

“General Cap” has the meaning set forth in Section 6.2(b)(i)(D).

“Government Contract” means any Contract of the Company or pursuant to which its properties or assets are bound to which any Governmental Entity is a party or is otherwise bound and (ii) any Contract pursuant to which the Company participate in any program involving a Governmental Entity or is entitled to any right or benefit (including Tax subsidies) provided by any Governmental Entity.

“Governmental Entity” means any federal, national, state, provincial, local or similar government, governmental, regulatory, administrative or quasi-governmental authority, branch, office, agency, commission or other body, or any court, tribunal, or arbitral or judicial body (including any grand jury), whether domestic or foreign.

“Governmental Order” means any executive order, injunction, judgment, decree, writ, order or other requirement issued by any Governmental Entity, or pursuant to any binding arbitration, mediation or similar proceeding.

“Government Officials” has the meaning set forth in Section 2.20(b).

“Group” has the meaning set forth in Section 13(d) of the Securities Exchange Act of 1934, as amended, the rules and regulations thereunder and related case law.

“Hazardous Substances” means (i) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other similar pollutant or contaminant; and (vi) any substance, material or waste regulated by any Governmental Entity pursuant to any Environmental Law.

“HSR Act” has the meaning set forth in Section 2.5(b).

“Image Sensor” means a semiconductor integrated circuit device having the primary purpose of converting impinging light into an electrical representation of the information in the light. “Image Sensor” does not and shall not include any Memory Products.

“Imaging Product” means an Image Sensor, SOC, and/or Companion Chip.

“Inbound License Agreement” means any agreement granting to the Company or any of its Subsidiaries any right to use or otherwise practice or exploit any rights under any Intellectual Property (other than non-exclusive licenses for generally commercially available Software that is licensed for less than $100,000 in the aggregate on an annual basis).

“Indebtedness” means any of the following, whether or not contingent or due and payable: (i) indebtedness of the Company or any of its Subsidiaries for borrowed money; (ii) obligations of the Company or any of its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments; (iii) obligations of the Company in respect of letters of credit or other similar instruments (or reimbursement agreements in respect thereof) or banker’s acceptances; (iv) obligations of the Company or any of its Subsidiaries to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than three (3) months after the date of placing such property in service or taking delivery thereof and title thereto or the completion of such services; (v) capitalized lease obligations of the Company or any of its Subsidiaries; (vi) indebtedness of third parties which is either guaranteed by the Company or any of its Subsidiaries or secured by an Encumbrance on the assets of the Company or any of its Subsidiaries; and (vii) all accrued interest on, any prepayment penalties associated with, and any payments arising from or related to the termination of, any of the foregoing. Notwithstanding the foregoing, “Indebtedness” shall not include (x) Transaction Expenses, (y) accounts payable not yet due, trade payables and similar liabilities or accruals that do not represent indebtedness for borrowed money and are incurred in the ordinary course of business consistent with past practice or (z) intercompany indebtedness among the Company and the Company Subsidiaries.

“Indemnification Claim” has the meaning set forth in Section 6.3(a).

“Indemnifying Holders” has the meaning set forth in Section 6.2(a).

“Indemnitee” has the meaning set forth in Section 6.2(a).

“Insurance Policies” has the meaning set forth in Section 2.19.

“Intellectual Property” means any Trademarks, Patents, Copyrights, Trade Secrets, Domain Names, Technology, Software, Databases, industrial design rights and registrations thereof and applications therefor, proprietary processes, publicity and privacy rights, including all rights with respect to use of an individual’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials, and other confidential information.

“Interim Financial Statements” has the meaning set forth in Section 2.7(a).

“International Plans” has the meaning set forth in Section 2.11(e).

“Inventory” means all of the inventory held for sale by the Company and its Subsidiaries, and all of the raw materials, work in process, finished products, supply and packaging items of the Company and its Subsidiaries, wherever the same may be located, and, in each case, that are primarily used or held for use in the conduct of the business of the Company and its Subsidiaries.

“IP Rep” has the meaning set forth in Section 6.1(c)(ii).

“IP Supplemental Cap” has the meaning set forth in Section 6.2(b)(i)(E).

“IP Survival Period” has the meaning set forth in Section 6.1(c)(ii).

“IRS” means the Internal Revenue Service.

“Key Employees” has the meaning set forth in Schedule 4.2(g)(vi).

“Knowledge of the Company” or any similar phrase means, with respect to any fact or matter, the knowledge, after due and diligent inquiry, of the individuals set forth in Schedule F.

“Law” means any statute, law, treaty, ordinance, regulation, directive, rule, code, executive order, injunction, judgment, decree, writ, order or other requirement, including any successor provisions thereof, of any Governmental Entity.

“Leased Real Property” means all Real Property leased, subleased or licensed to the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries otherwise has a right or option to use or occupy.

“Letter of Transmittal” has the meaning set forth in Section 1.10(b).

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Loss Amounts” has the meaning set forth in Section 6.1(d).

“Losses” means any and all reasonably foreseeable deficiencies, judgments, settlements, assessments, liabilities, losses, damages (whether direct, special, indirect, incidental or consequential), interest, fines, penalties, costs, and expenses (including reasonable legal, accounting and other costs and expenses of professionals) incurred in connection with investigating, defending, settling or otherwise satisfying any and all Actions, assessments, judgments or appeals, and in seeking indemnification therefor.

“Made Available” has the meaning set forth in Section 8.14.

“Material Contracts” has the meaning set forth in Section 2.17(a).

“Maximum Escrow Adjustment” means $3,500,000.

“Memory Product” means one or more integrated circuits, printed circuit boards, multi-chip packages or other assemblies with which such integrated circuits are attached or otherwise associated that are designed, developed, marketed, or used primarily for storing data and/or programs including, for example and without limitation, any dynamic, static, low volatility or non-volatile memory, whether as discrete integrated circuits, or as part of a SIMM, DIMM, multi-chip package, memory card (e.g., compact flash card, SD card, etc.) or other memory module or package. “Memory Product” does not and shall not include any Imaging Products.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 1.11(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Micron” has the meaning set forth in the Recitals.

“Micron Acquisition” means the purchase of certain assets by Aptina, LLC, a Subsidiary of the Company, from Micron, as set forth in that certain Asset Purchase Agreement, dated as of May 16, 2014, by and between Aptina, LLC, Micron and the Company, including all annexes, exhibits, schedules and supplements thereto.

“Micron Price” means the purchase price payable by Aptina, LLC to Micron pursuant to the terms of the Micron Acquisition.

“Mini-Basket” has the meaning set forth in Section 6.2(b)(i)(C).

“Net Cash” means, the amount, which may be positive or negative, equal to (i) the aggregate amount (if any) of Cash of the Company and its Subsidiaries as of immediately prior to the Effective Time that the parties agree will be retained by the Company or its Subsidiaries as of the Effective Time and not be distributed pursuant to and in accordance with the provisions of Section 4.19 minus (ii) the aggregate amount of all Indebtedness (excluding any Indebtedness that will be extinguished as of the Closing in connection with the Cash Adjustments) of the Company and its Subsidiaries as of immediately prior to the Effective Time.

“Net Working Capital” means, on a consolidated basis of the Company and the Company Subsidiaries, current assets minus current liabilities as further adjusted and determined in accordance with the Accounting Practices and Procedures. For the avoidance of doubt, the calculation of Net Working Capital shall exclude any accounting changes resulting from or incurred as a result of the consummation of the transaction contemplated by this Agreement, including any changes resulting from purchase price accounting.

“Net Working Capital Excess” has the meaning set forth in Section 1.13(f)(ii).

“Net Working Capital Shortfall” has the meaning set forth in Section 1.13(e)(ii).

“Notice of Disagreement” has the meaning set forth in Section 1.13(b).

“Open Source Technology” means Software or other subject matter that is distributed under an open source license such as (by way of example only) the GNU General Public License, GNU Lesser General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, any derivative of any of the foregoing licenses, or any other license approved as an open source license by the Open Source Initiative, including any license that requires source code to be made available in connection with any license, sublicense or distribution of such Software.

“Option” means each option to purchase Ordinary Shares issued under the Company Option Plan that is outstanding and unexercised immediately prior to the Closing.

“Option Consideration” has the meaning set forth in Section 1.9(a).

“Option Payoff Amount” has the meaning set forth in Section 1.9(a).

“Optionholders” means the holders of Options.

“Ordinary Shares” means the outstanding ordinary shares in the capital of the Company, with a par value of $0.25 per share.

“Outbound License Agreement” means any agreement under which the Company or any of its Subsidiaries grants licenses or other rights in or to use or otherwise practice or exploit any rights under any owned Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business to customers and partners as part of the sale and support of Company Products under Company’s or its Subsidiaries’ standard customer and license agreements substantially in the form Made Available to Purchaser).

“Patents” means any U.S. and non-U.S. patents and patent applications (including any continuations, continuations in part, divisional, reissues, renewals and applications for any of the foregoing).

“Paying Agent” has the meaning set forth in Section 1.10(a).

“Paying Agent Agreement” has the meaning set forth in Section 1.10(a).

“Permits” means any licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, variances, orders, registrations, notices or other authorizations of any Governmental Entity

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity.

“Plan of Merger” has the meaning set forth in Section 1.2(b).

“Post-Closing Covenants” has the meaning set forth in Section 6.1(b).

“Post-Closing Statement” has the meaning set forth in Section 1.13(a).

“Preferred Shares” means the outstanding preferred shares in the capital of the Company, with a par value of $0.25 per share.

“Primary Basket” has the meaning set forth in Section 6.2(b)(i)(B).

“Proportionate Share” has the meaning set forth in Section 1.12.

“Purchase Price” has the meaning set forth in the Recitals.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser or Merger Sub to consummate the transactions contemplated by this Agreement or any of the other Transaction Documents.

“Purchaser Plans” has the meaning set forth in Section 4.9(a).

“Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, security and surveillance systems, telecommunications, computer, wiring, and cable installations, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights).

“Register of Members” has the meaning set forth in Section 1.10(b).

“Related Party” with respect to any specified Person, means: (i) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate; (ii) any Person who serves as a director, executive officer, partner or managing member or in a similar capacity of such specified Person; (iii) any Immediate Family member of a Person described in clause (ii); or (iv) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than five percent (5%) of the outstanding equity or ownership interests of such specified Person; provided that the Company shall not be considered a Related Party of any of its Subsidiaries nor shall any Subsidiary of the Company be considered a Related Party of any other Subsidiary of the Company. For the purposes of this definition, “Immediate Family,” with respect to any specified Person, means such Person’s spouse, parents, children and siblings, including adoptive relationships and relationships through marriage, or any other relative of such Person that shares such Person’s home.

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, employees, advisors, auditors, agents, bankers and other representatives.

“Representative Expenses” has the meaning set forth in Section 6.4(b).

“Representative Group” has the meaning set forth in Section 6.4(b).

“Required Approvals” means the approvals and clearances of Governmental Entities, works council, union, or other employee-representative body applicable to the transactions contemplated by this Agreement and the Transaction Documents.

“Requisite Shareholder Approval” has the meaning set forth in Section 2.4(a).

“Resolutions” has the meaning set forth in the Recitals.

“Restricted Stock Units” or “RSUs” means the restricted stock units granted to Phil Carmack on June 11, 2013, pursuant to a restricted stock unit award agreement entered into by and between Mr. Carmack and the Company.

“RSU Consideration” has the meaning set forth in Section 1.9(c).

“Section 409A” has the meaning set forth in Section 2.16(k).

“Series B Preferred Shares” has the meaning set forth in Section 1.6.

“Shareholder” means any holder of the Ordinary Shares or Preferred Shares.

“Advisory Group” has the meaning set forth in Section 6.4(b).

“Shareholders Agreement” means the Second Amended and Restated Shareholders Agreement, dated as of November 19, 2012, by and among the Company, Aptina Acquisition L.P., Micron, Riverwood Capital Partners (Parallel-A) L.P., Riverwood Capital Partners (Parallel-B) L.P., TPG Aptina Acquisition II, L.P. and the other parties thereto.

“Shares” has the meaning set forth in Section 1.7.

“SIG” has the meaning set forth in Section 2.15(k).

“Singapore Losses” means the unabsorbed Tax losses of Aptina Pte. Ltd. as of the Effective Time.

“SOC” means a semiconductor integrated circuit or device on a single silicon substrate comprised of one or more photo elements (such as photodiodes or photogates), logic circuits and/or memory circuits, such integrated circuit device having the primary purpose of receiving light, converting it into an electromagnetic representation of the information in the light, and balancing, correcting, manipulating or otherwise processing such electromagnetic signals. “SOC” does not and shall not include any Memory Products.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, heuristics, models and methodologies, whether in source code or object code, (ii) testing, validation, verification and quality assurance materials, (iii) conversions, interpreters and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iv) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (v) all documentation, including user manuals, web materials and architectural and design specifications and training materials, relating to any of the foregoing, (vi) software development processes, practices, methods and policies recorded in permanent form, relating to any of the foregoing, and (vii) performance metrics, sightings, bug and feature lists, build, release and change control manifests recorded in permanent form, relating to any of the foregoing.

“Specified Basket” has the meaning set forth in Section 6.2(b)(i)(A).

“Specified Losses” has the meaning set forth in Section 6.2(b)(i)(A).

“Specified Matter” has the meaning set forth in Section 6.2(b)(i)(A).

“Sponsor Holder” has the meaning set forth in Section 8.16.

“STB” has the meaning set forth in Section 8.16.

“Straddle Period” has the meaning set forth in Section 4.10(d).

“Subsidiary” of the Company, Purchaser or any other Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Purchaser or any such other Person, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, fifty percent (50%) or more of the shares of capital stock or other equity interests that are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, or (ii) has the contractual or other power to designate a majority of the board of directors or other governing body (and, where the context permits, includes any predecessor of such an entity).

“Surviving Company” has the meaning set forth in Section 1.1.

“Target Net Working Capital” has the meaning set forth on Schedule D.

“Tax” means (i) all direct and indirect statutory, governmental, federal, state, local, municipal, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, unclaimed property, escheat, windfall profits, customs, duties or other taxes, contributions, rates, levies (including social security), fees, assessments or charges of any kind whatsoever, whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (ii) any Liability for payment of amounts described in clause (i) whether as a result of transferee Liability, of being a member of an affiliated, consolidated, combined, unitary or similar group for any period, or otherwise through operation of Law, and (iii) any Liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

“Tax Benefit” has the meaning set forth in Section 4.10(g).

“Tax Items” has the meaning set forth in Section 4.10(g).

“Tax Matters” has the meaning set forth in Section 4.10(b).

“Tax Rep” has the meaning set forth in Section 6.1(c)(ii).

“Tax Return” means any written or electronic return, certificate, declaration, notice, report, statement, information statement and document filed or required to be filed with respect to Taxes, amendments thereof, and schedules and attachments thereto.

“Tax Supplemental Cap” has the meaning set forth in Section 6.2(b)(i)(F).

“Tax Survival Period” has the meaning set forth in Section 6.1(c)(ii).

“Taxing Authority” means any Governmental Entity having authority with respect to Taxes.

“Technology” means any and all (i) formulae, algorithms, procedures, processes, methods and methodologies, models, techniques, know how, ideas, creations, concepts, inventions, discoveries, improvements, and invention disclosures (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel and other information and materials; (iii) customer lists, customer contact and registration information, customer correspondence and customer purchasing histories; (iv) specifications, designs, models, devices, prototypes, schematics and development tools; and (v) Software, websites, user interfaces, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter or subject matter entitled to mask work protection.

“Termination Date” has the meaning set forth in Section 7.1(b).

“Threshold Amount” has the meaning set forth on Schedule D.

“Top Customers” has the meaning set forth in Section 2.22(a).

“Top Distributors” has the meaning set forth in Section 2.22(a).

“Top Suppliers” has the meaning set forth in Section 2.22(a).

“Trade Secrets” means any information, including any formula, pattern, compilation, program, device, method, technique, or process, that (i) derives independent economic value, actual or potential, from not being generally known to the public or to other Persons who can obtain economic value from its disclosure or use and (ii) is the subject of efforts to maintain its secrecy, and any rights to limit the use or disclosure thereof by any Person.

“Trademarks” means any U.S. and non-U.S. (which shall include the European Union) registered and unregistered trademarks, service marks, trade dress, trade names, Domain Names, and other indicia of source, origin, endorsement, sponsorship or certification, designs, industrial designs, product packaging shape, and other elements of product and product packaging appearance together with all registrations and applications for registration of any of the foregoing and all goodwill related to any of the foregoing.

“Transaction Documents” means this Agreement, the Company Disclosure Schedule, the Confidentiality Agreement and each of the other agreements, certificates, documents and instruments contemplated hereby and thereby, including all Schedules and Exhibits hereto and thereto.

“Transaction Expenses” means all fees and expenses incurred by the Company or its Subsidiaries or any Shareholder (to the extent borne by the Company or any of its Subsidiaries) in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including all legal, Tax (including employer Taxes required to be paid in connection with payments to holders of Options and RSUs and any Transfer Taxes payable by the Company in accordance with Section 4.10(c)), accounting, financial advisory, investment banking, consulting fees and expenses and other like fees and expenses of third parties incurred by the Company and its Subsidiaries (including on behalf of a Shareholder) in connection with the negotiation, documentation and effectuation of the terms and conditions of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and all other fees, expenses or other amounts set forth on Schedule G, in each case to the extent not paid prior to the Closing. Transaction Expenses shall not include: (A) any amounts included in the calculation of Net Cash or paid prior to the Closing by the Company or its Subsidiaries and (B) any fees or expenses incurred by Purchaser, Merger Sub or the Surviving Company or any of their respective Subsidiaries or any of their attorneys, accountants, consultants, investment bankers or other advisors, regardless of whether any such fees or expenses may be paid by the Company or any of its Subsidiaries.

“Transaction Expenses Schedule” means (i) a true and complete list of all Transaction Expenses paid as of the Closing and (ii) the Company’s good faith estimate of all Transaction Expenses unpaid as of the Closing (separately identifying those incurred as of the Closing and those expected to be incurred after the Closing).

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer Taxes” means any statutory, governmental, federal, state, local, municipal, foreign and other transfer, documentary, real estate transfer, mortgage recording, sales, use, stamp, registration, value-added and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement.

“Unvested Performance-Based Options” has the meaning set forth in Section 1.9(b).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local Laws.